PIMCO Funds Prospectus

PIMCO Variable Insurance Trust

May 1, 2002

Share Classes

Ins Institutional

Adm Administrative

SHORT DURATION BOND PORTFOLIOS

Money Market Portfolio

Short-Term Portfolio

Low Duration Portfolio

INTERMEDIATE DURATION BOND PORTFOLIOS

Real Return Portfolio

Total Return Portfolio

Total Return Portfolio II

High Yield Portfolio

LONG DURATION BOND PORTFOLIOS

Long-Term U.S. Government Portfolio

INTERNATIONAL BOND PORTFOLIOS

Global Bond Portfolio

Foreign Bond Portfolio

Emerging Markets Bond Portfolio

STOCK AND BOND PORTFOLIOS

Strategic Balanced Portfolio

STOCK PORTFOLIOS

StocksPLUS Growth and Income Portfolio

This cover is not part of the Prospectus

PIMCO
FUNDS

Prospectus

PIMCO Variable Insurance Trust

May 1, 2002

Shares Classes Institutional and Administrative

This Prospectus describes 13 separate investment portfolios (the "Portfolios"), offered by the PIMCO Variable Insurance Trust (the "Trust"). The Portfolios provide access to the professional investment management services offered by Pacific Investment Management Company LLC ("PIMCO"). The investments made by the Portfolios at any given time are not expected to be the same as those made by other mutual funds for which PIMCO acts as investment adviser, including mutual funds with investment objectives and strategies similar to those of the Portfolios. Accordingly, the performance of the Portfolios can be expected to vary from that of the other mutual funds.

This Prospectus explains what you should know about the Portfolios before you invest. Please read it carefully.

Shares of the Portfolios currently are sold to segregated asset accounts ("Separate Accounts") of insurance companies that fund variable annuity contracts and variable life insurance policies ("Variable Contracts"). Assets in the Separate Account are invested in shares of the Portfolios in accordance with allocation instructions received from owners of the Variable Contracts ("Variable Contract Owners"). Variable Contract Owners do not deal directly with the Portfolios to purchase or redeem shares. The allocation rights of Variable Contract Owners are described in the accompanying Separate Account prospectus. Shares of the Portfolios also may be sold to qualified pension and retirement plans outside of the separate account context.

This Prospectus should be read in conjunction with the prospectus of the Separate Account. Both prospectuses should be read carefully and retained for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Table of Contents

Summary Information

The table below compares certain investment characteristics of the Portfolios. Other important characteristics are described in the individual Portfolio Summaries beginning on page 5. Following the table are certain key concepts which are used throughout the Prospectus.

		Main Investments	Duration	Credit Quality(1)	Non-U.S. Dollar Denominated Securities(2)
Short Duration Bond Portfolios	Money Market	Money market instruments	≤ 90 days dollar-weighted average maturity	Min 95% Aaa or Prime 1; ≤ 5% Aa or Prime 2	0%
	Short-Term	Money market instruments and short maturity fixed income securities	0-1 year	B to Aaa; max 10% below Baa	0-5%(3)
	Low Duration	Short maturity fixed income securities	1-3 years	B to Aaa; max 10% below Baa	0-20%(3)
Intermediate Duration Bond Portfolio	Real Return	Inflation-indexed fixed income securities	+/- 2 years of its Index	B to Aaa; max 10% below Baa	0-20%(3)
	Total Return	Intermediate maturity fixed income securities	3-6 years	B to Aaa; max 10% below Baa	0-20%(3)
	Total Return II	Intermediate maturity fixed income securities with quality and non-U.S. issuer restrictions	3-6 years	Baa to Aaa	0%
	High Yield	Higher yielding fixed income securities	2-6 years	B to Aaa; min 80% below Baa	0-15%(4)
Long Duration Bond Portfolios	Long-Term U.S. Government	Long-term maturity fixed income securities	≥ 8 years	A to Aaa	0%
International Bond Portfolios	Global Bond	U.S. and non-U.S. intermediate maturity fixed income securities	3-7 years	B to Aaa; max 10% below Baa	25-75%(5)
	Foreign Bond	Intermediate maturity hedged non-U.S. fixed income securities	3-7 years	B to Aaa; max 10% below Baa	≥ 85%(5)
	Emerging Markets Bond	Emerging market fixed income securities	0-8 years	Max 15% below B	≥ 80%(5)
Stock and Bond Portfolios	Strategic Balanced	45-75% in the StocksPLUS Growth and Income Portfolio; 25-55% in the Total Return Portfolio	0-6 years(6)	B to Aaa; max 10% below Baa(6)	0-20%(3)(6)
Stock Portfolios	Stocks PLUS Growth and Income	S&P 500 stock index derivatives backed by a portfolio of short-term fixed-income securities	0-1 year	B to Aaa; max 10% below Baa	0-20%(3)

(1) As rated by Moody's Investors Service, Inc. ("Moody's"), or equivalently rated by Standard & Poor's Ratings Services ("S&P"), or if unrated, determined by PIMCO to be of comparable quality.

(2) Each Portfolio (except the Total Return II and Long-Term U.S. Government Portfolios) may invest beyond this limit in U.S. dollar-denominated securities.

(3) The percentage limitation relates to non-U.S. dollar-denominated securities.

(4) The percentage limitation relates to euro-denominated securities.

(5) The percentage limitation relates to securities of foreign issuers denominated in any currency.

(6) The Portfolio does not invest in securities directly, but in other PIMCO Portfolios with these characteristics.

Summary Information (*continued*)

Fixed Income Instruments

The "Fixed Income Portfolios" are the Money Market, Short-Term, Low Duration, Real Return, Total Return, Total Return II, High Yield, Long-Term U.S. Government, Global Bond, Foreign Bond and Emerging Markets Bond Portfolios. Each of the Fixed Income Portfolios differs from the others primarily in the length of the Portfolio's duration or the proportion of its investments in certain types of fixed income securities. "Fixed Income Instruments," as used in this Prospectus, includes:

- securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises ("U.S. Government Securities");
- corporate debt securities of U.S. and non-U.S. issuers, including convertible securities and corporate commercial paper;
- mortgage-backed and other asset-backed securities;
- inflation-indexed bonds issued both by governments and corporations;
- structured notes, including hybrid or "indexed" securities, event-linked bonds and loan participations;
- delayed funding loans and revolving credit facilities;
- bank certificates of deposit, fixed time deposits and bankers' acceptances;
- repurchase agreements and reverse repurchase agreements;
- debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises;
- obligations of non-U.S. governments or their subdivisions, agencies and government-sponsored enterprises; and
- obligations of international agencies or supranational entities.

Duration

Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates. Similarly, a Portfolio with a longer average portfolio duration will be more sensitive to changes in interest rates than a Portfolio with a shorter average portfolio duration.

Credit Ratings

In this Prospectus, references are made to credit ratings of debt securities which measure an issuer's expected ability to pay principal and interest on time. Credit ratings are determined by rating organizations, such as S&P or Moody's. The following terms are generally used to describe the credit quality of debt securities depending on the security's credit rating or, if unrated, credit quality as determined by PIMCO:

- high quality
- investment grade
- below investment grade ("high yield securities" or "junk bonds")

For a further description of credit ratings, see "Appendix A—Description of Securities Ratings."

Portfolio Descriptions, Performance and Fees

The Portfolios provide a broad range of investment choices. The following summaries identify each Portfolio's investment objective, principal investments and strategies, principal risks, performance information and fees and expenses. A more detailed "Summary of Principal Risks" describing principal risks of investing in the Portfolios begins after the Portfolio Summaries. Investors should be aware that the investments made by a Portfolio and the results achieved by a Portfolio at any given time are not expected to be the same as those made by other mutual funds for which PIMCO acts as investment adviser, including mutual funds with names, investment objectives and policies similar to the Portfolios.

It is possible to lose money on investments in the Portfolios.

An investment in a Portfolio is not a deposit of a bank and is not guaranteed or insured by the Federal Deposit Insurance Corporation or any other government agency.

PIMCO Money Market Portfolio

Principal Investments and Strategies	**Investment Objective** Seeks maximum current income, consistent with preservation of capital and daily liquidity	**Portfolio Focus** Money market instruments **Average Portfolio Maturity** ≤ 90 days dollar-weighted average maturity	**Credit Quality** Minimum 95% rated Aaa or Prime 1; ≤ 5% Aa or Prime 2 **Dividend Frequency** Declared daily and distributed monthly

The Portfolio seeks to achieve its investment objective by investing at least 95% of its total assets in a diversified portfolio of money market securities that are in the highest rating category for short-term obligations. The Portfolio also may invest up to 5% of its total assets in money market securities that are in the second-highest rating category for short-term obligations. The Portfolio may only invest in U.S. dollar-denominated securities that mature in 397 days or fewer from the date of purchase. The dollar-weighted average portfolio maturity of the Portfolio may not exceed 90 days. The Portfolio attempts to maintain a stable net asset value of $1.00 per share, although there is no assurance that it will be successful in doing so.

The Portfolio may invest in the following: obligations of the U.S. Government (including its agencies and government-sponsored enterprises); short-term corporate debt securities of domestic and foreign corporations; obligations of domestic and foreign commercial banks, savings banks, and savings and loan associations; and commercial paper. The Portfolio may invest more than 25% of its total assets in securities or obligations issued by U.S. banks. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions in order to earn income.

The Portfolio's investments will comply with applicable rules governing the quality, maturity and diversification of securities held by money market funds.

Principal Risks

An investment in the Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio. Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- Management Risk
- Market Risk
- Issuer Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

The top of the next page shows summary performance information for the Portfolio in a bar chart and an Average Annual Total Returns table. The information provides some indication of the risks of investing in the Portfolio by showing changes in its performance from year to year and by showing how the Portfolio's average annual returns compare with the returns of a broad-based securities market index. The bar chart and the information to its right show performance of the Portfolio's Administrative Class Shares. The bar chart and the table do not reflect Variable Contract fees and expenses. If they did, performance would have been lower. *Past performance is no guarantee of future results.*

PIMCO Money Market Portfolio *(continued)*

Calendar Year Total Returns — Administrative Class



Calendar Year End (through 12/31)

Highest and Lowest Quarter Returns
(for periods shown in the bar chart)

Highest (4th Qtr. '00)	**1.60%**
Lowest (4th Qtr. '01)	**0.56%**

Average Annual Total Returns (for periods ended 12/31/01)

	1 Year	Since Inception (4/10/00)(2)
Institutional Class	3.99%	5.00%
Salomon Smith Barney 3-Month U.S. Treasury Bill Index(1)	4.09%	4.95%

	1 Year	Since Inception (9/30/99)
Administrative Class	3.83%	4.95%
Salomon Smith Barney 3-Month U.S. Treasury Bill Index(1)	4.09%	5.02%

(1) The Salomon 3-Month Treasury Bill Index is an unmanaged index representing monthly return equivalents of yield averages of the last 3 month Treasury Bill issues. It is not possible to invest directly in the index.

(2) The Institutional Class shares commenced operations on 4/10/00. Index comparisons began on 3/31/00.

Fees and Expenses of the Portfolio

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment) None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses	Total Annual Portfolio Operating Expenses	Expense Reduction(3)	Net Portfolio Operating Expenses
Institutional	0.15%	None	0.20%(1)	0.35%	0.00%	0.35%
Administrative	0.15%	0.15%	0.21%(2)	0.51%	(0.01%)	0.50%

(1) "Other Expenses" reflect a 0.20% administrative fee.

(2) "Other Expenses" reflect a 0.20% administrative fee and 0.01% representing the class' pro rata Trustees' fees.

(3) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.35% and 0.50%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3	Year 5	Year 10
Institutional	$36	$113	$197	$443
Administrative	51	163	284	640

PIMCO Short-Term Portfolio

Principal Investments and Strategies

Investment Objective
Seeks maximum current income, consistent with preservation of capital and daily liquidity

Portfolio Focus
Money market instruments and short maturity fixed income securities

Average Portfolio Duration
0-1 year

Credit Quality
B to Aaa; maximum 10% below Baa

Dividend Frequency
Declared daily and distributed monthly

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Portfolio will vary based on PIMCO's forecast for interest rates and will normally not exceed one year. For point of reference, the dollar-weighted average portfolio maturity of this Portfolio is normally not expected to exceed three years.

The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 5% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

Principal Risks

Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- Market Risk
- Issuer Risk
- Derivatives Risk
- Mortgage Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

The top of the next page shows summary performance information for the Portfolio in a bar chart and an Average Annual Total Returns table. The information provides some indication of the risks of investing in the Portfolio by showing changes in its performance from year to year and by showing how the Portfolio's average annual returns compare with the returns of a broad-based securities market index. The bar chart and the information to its right show performance of the Portfolio's Administrative Class Shares. The bar chart and the table do not reflect Variable Contract fees and expenses. If they did, performance would have been lower. *Past performance is no guarantee of future results.*

PIMCO Short-Term Portfolio (*continued*)

Calendar Year Total Returns — Administrative Class



Highest and Lowest Quarter Returns	
(for periods shown in the bar chart)	
Highest (3rd Qtr. '01)	**2.37%**
Lowest (2nd Qtr. '01)	**0.93%**

Calendar Year End (through 12/31)

Average Annual Total Returns (for periods ended 12/31/01)

	1 Year	Since Inception (4/28/00)(2)
Institutional Class	6.59%	6.73%
Salomon Smith Barney 3-Month U.S. Treasury Bill Index(1)	4.09%	4.91%

	1 Year	Since Inception (9/30/99)
Administrative Class	6.45%	6.31%
Salomon Smith Barney 3-Month U.S. Treasury Bill Index(1)	4.09%	5.02%

(1) The Salomon 3-Month Treasury Bill Index is an unmanaged index representing monthly return equivalents of yield averages of the last 3 month Treasury Bill issues. It is not possible to invest directly in the index.
(2) The Institutional Class shares commenced operations on 4/28/00. Index comparisons began on 4/30/00.

Fees and Expenses of the Portfolio

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment)   None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses	Total Annual Portfolio Operating Expenses	Expense Reduction(3)	Net Portfolio Operating Expenses
Institutional	0.25%	None	0.23%(1)	0.48%	(0.01%)	0.47%(4)
Administrative	0.25%	0.15%	0.22%(2)	0.62%	(0.01%)	0.61%(5)

(1) "Other Expenses" reflect a 0.20% administrative fee, 0.01% representing the class' pro rata Trustees' fees, and 0.02% interest expense. Interest expense is generally incurred as a result of investment management activities.
(2) "Other Expenses" reflect a 0.20% administrative fee, 0.01% representing the class' pro rata Trustees' fees, and 0.01% interest expense. Interest expense is generally incurred as a result of investment management activities.
(3) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.45% and 0.60%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.
(4) Ratio of net expenses to average net assets excluding interest expense is 0.45%.
(5) Ratio of net expenses to average net assets excluding interest expense is 0.60%.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Ithough your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3	Year 5	Year 10
Institutional	$48	$153	$268	$603
Administrative	62	198	345	773

PIMCO Low Duration Portfolio

Principal Investments and Strategies	**Investment Objective** Seeks maximum total return, consistent with preservation of capital and prudent investment management	**Portfolio Focus** Short maturity fixed income securities	**Credit Quality** B to Aaa; maximum 10% below Baa
		Average Portfolio Duration 1-3 years	**Dividend Frequency** Declared daily and distributed monthly

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a one- to three-year time frame based on PIMCO's forecast for interest rates.

The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks

Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- Market Risk
- Issuer Risk
- Derivatives Risk
- Liquidity Risk
- Mortgage Risk
- Foreign Investment Risk
- Currency Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

The top of the next page shows summary performance information for the Portfolio in a bar chart and an Average Annual Total Returns table. The information provides some indication of the risks of investing in the Portfolio by showing changes in its performance from year to year and by showing how the Portfolio's average annual returns compare with the returns of a broad-based securities market index. The bar chart and the information to its right show performance of the Portfolio's Administrative Class Shares. The bar chart and the table do not reflect Variable Contract fees and expenses. If they did, performance would have been lower. *Past performance is no guarantee of future results.*

PIMCO Low Duration Portfolio *(continued)*

Calendar Year Total Returns — Administrative Class



Highest and Lowest Quarter Returns
(for periods shown in the bar chart)

Highest (3rd Qtr. '01)	**4.23%**
Lowest (4th Qtr. '01)	**-0.44%**

Average Annual Total Returns (for periods ended 12/31/01)

	1 Year	Since Inception (4/10/00)(3)
Institutional Class	7.77%	8.09%
Merrill Lynch 1-3 Year Treasury Index(1)	8.30%	8.58%

	1 Year	Since Inception (2/16/99)(2)
Administrative Class	7.61%	6.10%
Merrill Lynch 1-3 Year Treasury Index(1)	8.30%	6.84%

(1) The Merrill Lynch 1-3 Year Treasury Index is an unmanaged index of U.S. Treasury obligations having maturities from one to 2.99 years. It is not possible to invest directly in the index.
(2) The Administrative Class shares commenced operations on 2/16/99. Index comparisons began on 2/28/99.
(3) The Institutional Class shares commenced operations on 4/10/00. Index comparisons began on 3/31/00.

Fees and Expenses of the Portfolio

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment)   None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses	Total Annual Portfolio Operating Expenses	Expense Reduction(3)	Net Portfolio Operating Expenses
Institutional	0.25%	None	0.30%(1)	0.55%	0.00%	0.55%(4)
Administrative	0.25%	0.15%	0.30%(2)	0.70%	(0.01%)	0.69%(5)

(1) "Other Expenses" reflect a 0.25% administrative fee and 0.05% interest expense. Interest expense is generally incurred as a result of investment management activities.
(2) "Other Expenses" reflect a 0.25% administrative fee, 0.01% representing the class' pro rata Trustees' fees, and 0.04% interest expense. Interest expense is generally incurred as a result of investment management activities.
(3) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.50% and 0.65%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.
(4) Ratio of net expenses to average net assets excluding interest expense is 0.50%.
(5) Ratio of net expenses to average net assets excluding interest expense is 0.65%.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3	Year 5	Year 10
Institutional	$56	$176	$307	$689
Administrative	70	223	389	870

PIMCO Real Return Portfolio

| **Principal Investments and Strategies** | **Investment Objective**
Seeks maximum real return, consistent with preservation of real capital and prudent investment management | **Portfolio Focus**
Inflation indexed fixed income securities

Average Portfolio Duration
± 2 years of its Index | **Credit Quality**
B to Aaa; maximum 10% below Baa

Dividend Frequency
Declared daily and distributed monthly |

The Portfolio seeks its investment objective by investing under normal circumstances at least 65% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The value of the bond's principal or the interest income paid on the bond is adjusted to track changes in an official inflation measure. The U.S. Treasury uses the Consumer Price Index for Urban Consumers as the inflation measure. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index, calculated by that government. "Real return" equals total return less the estimated cost of inflation, which is typically measured by the change in an official inflation measure. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the duration of the Lehman Global Real: U.S. TIPS Index, which as of February 15, 2002 was 6.1 years.

The Portfolio invests primarily in investment grade securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio also may invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. The Portfolio is non-diversified, which means that it may concentrate its assets in a smaller number of issuers than a diversified Portfolio.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).

Principal Risks

Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- Market Risk
- Issuer Risk
- Derivatives Risk
- Liquidity Risk
- Issuer Non-Diversification Risk
- Mortgage Risk
- Foreign Investment Risk
- Currency Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

The top of the next page shows summary performance information for the Portfolio in a bar chart and an Average Annual Total Returns table. The information provides some indication of the risks of investing in the Portfolio by showing changes in its performance from year to year and by showing how the Portfolio's average annual returns compare with the returns of a broad-based securities market index. The bar chart and the information to its right show performance of the Portfolio's Administrative Class Shares. The bar chart and the table do not reflect Variable Contract fees and expenses. If they did, performance would have been lower. *Past performance is no guarantee of future results.*

PIMCO Real Return Portfolio *(continued)*

Calendar Year Total Returns — Administrative Class



Calendar Year End (through 12/31)

Highest and Lowest Quarter Returns
(for periods shown in the bar chart)

Highest (1st Qtr. '01)	**5.20%**
Lowest (4th Qtr. '01)	**-1.21%**

Average Annual Total Returns (for periods ended 12/31/01)

	1 Year	Since Inception (4/10/00)(2)
Institutional Class	9.79%	10.81%
Lehman Global Real: U.S. TIPS Index(1)	7.90%	9.40%

	1 Year	Since Inception (9/30/99)
Administrative Class	9.63%	10.43%
Lehman Global Real: U.S. TIPS Index(1)	7.90%	9.27%

(1) The Lehman Global Real: U.S. TIPS Index is an unmanaged index consisting of the U.S. Treasury Inflation Protected Securities market. It is not possible to invest directly in the index.
(2) The Institutional Class shares commenced operations on 4/10/00. Index comparisons began on 3/31/00.

Fees and Expenses of the Portfolio

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment) — None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses	Total Annual Portfolio Operating Expenses	Expense Reduction(3)	Net Portfolio Operating Expenses
Institutional	0.25%	None	0.25%(1)	0.50%	0.00%	0.50%
Administrative	0.25%	0.15%	0.27%(2)	0.67%	(0.01%)	0.66%(4)

(1) "Other Expenses" reflect a 0.25% administrative fee.
(2) "Other Expenses" reflect a 0.25% administrative fee, 0.01% representing the class' pro rata Trustees' fees, and 0.01% interest expense. Interest expense is generally incurred as a result of investment management activities.
(3) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.50% and 0.65%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.
(4) Ratio of net expenses to average net assets excluding interest expense is 0.65%.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3	Year 5	Year 10
Institutional	$51	$160	$280	$628
Administrative	67	213	372	834

PIMCO Total Return Portfolio

Principal Investments and Strategies	**Investment Objective** Seeks maximum total return, consistent with preservation of capital and prudent investment management	**Portfolio Focus** Intermediate maturity fixed income securities	**Credit Quality** B to Aaa; maximum 10% below Baa
		Average Portfolio Duration 3-6 years	**Dividend Frequency** Declared daily and distributed monthly

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a three- to six-year time frame based on PIMCO's forecast for interest rates.

The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks

Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- Market Risk
- Issuer Risk
- Derivatives Risk
- Liquidity Risk
- Mortgage Risk
- Foreign Investment Risk
- Currency Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

The top of the next page shows summary performance information for the Portfolio in a bar chart and an Average Annual Total Returns table. The information provides some indication of the risks of investing in the Portfolio by showing changes in its performance from year to year and by showing how the Portfolio's average annual returns compare with the returns of a broad-based securities market index. The bar chart and the information to its right show performance of the Portfolio's Administrative Class Shares. The bar chart and table do not reflect Variable Contract fees and expenses. If they did, performance would have been lower. *Past performance is no guarantee of future results.*

PIMCO Total Return Portfolio *(continued)*

Calendar Year Total Returns — Administrative Class



Highest and Lowest Quarter Returns
(for periods shown in the bar chart)

Highest (3rd Qtr. '98)	**5.43%**
Lowest (2nd Qtr. '99)	**-0.94%**

Average Annual Total Returns (for periods ended 12/31/01)

	1 Year	Since Inception (4/10/00)(2)
Institutional Class	8.53%	9.54%
Lehman Aggregate Bond Index(1)	8.44%	10.14%

	1 Year	Since Inception (12/31/97)
Administrative Class	8.37%	6.55%
Lehman Aggregate Bond Index(1)	8.44%	6.88%

(1) The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment grade, U.S. dollar-denominated fixed income securities of domestic issuers having a maturity greater than one year. It is not possible to invest directly in the index.
(2) The Institutional Class shares commenced operations on 4/10/00. Index comparisons began on 3/31/00.

Fees and Expenses of the Portfolio

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment) None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses	Total Annual Portfolio Operating Expenses	Expense Reduction(3)	Net Portfolio Operating Expenses
Institutional	0.25%	None	0.25%(1)	0.50%	0.00%	0.50%
Administrative	0.25%	0.15%	0.26%(2)	0.66%	(0.01%)	0.65%

(1) "Other Expenses" reflect a 0.25% administrative fee.
(2) "Other Expenses" reflect a 0.25% administrative fee and 0.01% representing the class' pro rata Trustees' fees.
(3) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.50% and 0.65%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3	Year 5	Year 10
Institutional	$51	$160	$280	$628
Administrative	66	210	367	822

PIMCO Total Return Portfolio II

Principal Investments and Strategies

Investment Objective
Seeks maximum total return, consistent with preservation of capital and prudent investment management

Portfolio Focus
Intermediate maturity fixed income securities

Average Portfolio Duration
3-6 years

Credit Quality
Baa to Aaa

Dividend Frequency
Declared daily and distributed monthly

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a three- to six-year time frame based on PIMCO's forecast for interest rates. The Portfolio may invest only in investment grade U.S. dollar denominated securities of U.S. issuers that are rated at least Baa by Moody's or BBB by S&P, or, if unrated, determined by PIMCO to be of comparable quality.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks

Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- Market Risk
- Issuer Risk
- Derivatives Risk
- Mortgage Risk
- Leveraging Risk
- Liquidity Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

The top of the next page shows summary performance information for the Portfolio in a bar chart and an Average Annual Total Returns table. The information provides some indication of the risks of investing in the Portfolio by showing changes in its performance from year to year and by showing how the Portfolio's average annual returns compare with the returns of a broad-based securities market index. The bar chart and the information to its right show performance of the Portfolio's Administrative Class Shares. The bar chart and the table do not reflect Variable Contract fees and expenses. If they did, performance would have been lower. *Past performance is no guarantee of future results.*

PIMCO Total Return Portfolio II *(continued)*

Calendar Year Total Returns — Administrative Class



Calendar Year End (through 12/31)

Highest and Lowest Quarter Returns
(for periods shown in the bar chart)

Highest (3rd Qtr. '01)	**6.87%**
Lowest (4th Qtr. '01)	**-0.49%**

Average Annual Total Returns (for periods ended 12/31/01)

	1 Year	Since Inception (4/10/00)(2)
Institutional Class	9.88%	10.08%
Lehman Brothers Aggregate Bond Index(1)	8.44%	10.14%

	1 Year	Since Inception (5/28/99)
Administrative Class	9.72%	8.60%
Lehman Brothers Aggregate Bond Index(1)	8.44%	7.76%

(1) The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment grade, U.S. dollar-denominated fixed income securities of domestic issuers having a maturity greater than one year. It is not possible to invest directly in the index.
(2) The Institutional Class shares commenced operations on 4/10/00. Index comparisons began on 3/31/00.

Fees and Expenses of the Portfolio

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment)   None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses(1)	Total Annual Portfolio Operating Expenses	Expense Reduction(2)	Net Portfolio Operating Expenses
Institutional	0.25%	None	0.26%	0.51%	(0.01%)	0.50%
Administrative	0.25%	0.15%	0.26%	0.66%	(0.01%)	0.65%

(1) "Other Expenses" reflect a 0.25% administrative fee and 0.01% representing the class' pro rata Trustees' fees.
(2) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.50% and 0.65%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3	Year 5	Year 10
Institutional	$51	$163	$284	$640
Administrative	66	210	367	822

PIMCO High Yield Portfolio

Principal Investments and Strategies	**Investment Objective** Seeks maximum total return, consistent with preservation of capital and prudent investment management	**Portfolio Focus** Higher yielding fixed income securities **Average Portfolio Duration** 2-6 years	**Credit Quality** B to Aaa; minimum 80% below Baa **Dividend Frequency** Declared daily and distributed monthly

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least B by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The remainder of the Portfolio's assets may be invested in investment grade Fixed Income Instruments. The average portfolio duration of this Portfolio normally varies within a two- to six-year time frame based on PIMCO's forecast for interest rates. The Portfolio may invest up to 15% of its assets in euro-denominated securities and may invest without limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio normally will hedge at least 75% of its exposure to the euro to reduce the risk of loss due to fluctuations in currency exchange rates.

The Portfolio may invest up to 25% of its assets in derivative instruments, such as options, futures contracts or swap agreements. The Portfolio may invest all of its assets in mortgage- or asset-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers, and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks

Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- High Yield Risk
- Market Risk

- Issuer Risk
- Liquidity Risk
- Derivatives Risk
- Mortgage Risk

- Foreign Investment Risk
- Currency Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

The top of the next page shows summary performance information for the Portfolio in a bar chart and an Average Annual Total Returns table. The information provides some indication of the risks of investing in the Portfolio by showing changes in its performance from year to year and by showing how the Portfolio's average annual returns compare with the returns of a broad-based securities market index. The bar chart and the information to its right show performance of the Portfolio's Administrative Class Shares. The bar chart and table do not reflect Variable Contract fees and expenses. If they did, performance would have been lower. No performance information has been provided for Institutional Class shares because they were not offered prior to the date of this Prospectus. For the same periods, Institutional Class shares would have had higher annual returns than Administrative Class shares, even though they are invested in the same portfolio of securities, because Institutional Class shares pay lower total annual operating expenses. *Past performance is no guarantee of future results.*

PIMCO High Yield Portfolio *(continued)*

Calendar Year Total Returns — Administrative Class



Annual Return

3.01%   -0.86%   2.35%

'99   '00   '01

Calendar Year End (through 12/31)

Highest and Lowest Quarter Returns
(for periods shown in the bar chart)

Highest (4th Qtr. '01)	**4.77%**
Lowest (1st Qtr. '00)	**-2.67%**

Average Annual Total Returns (for periods ended 12/31/01)

	1 Year	Portfolio Inception (04/30/98)
Administrative Class	2.35%	1.70%
Lehman Brothers BB U.S. High Yield Index(1)	10.16%	5.11%
Merrill Lynch U.S. High Yield BB-B Rated Index(2)	5.46%	1.23%

(1) The Lehman Brothers BB U.S. High Yield Index, the Portfolio's former benchmark index, is an unmanaged index comprised of various fixed income securities rated BB. It is not possible to invest directly in the Index.

(2) The Merrill Lynch U.S. High Yield BB-B Rated Index, the Portfolio's current benchmark index, is an unmanaged index of bonds rated BB and B by Moody's or S&P. The Portfolio changed its benchmark index because the Merrill Lynch U.S. High Yield BB-B Rated Index more closely reflects the universe of securities in which the Portfolio invests. It is not possible to invest directly in the index.

Fees and Expenses of the Portfolio

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment) None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses	Total Annual Portfolio Operating Expenses	Expense Reduction(3)	Net Portfolio Operating Expenses
Institutional	0.25%	None	0.36%(1)	0.61%	(0.01%)	0.60%
Administrative	0.25%	0.15%	0.36%(2)	0.76%	(0.01%)	0.75%

(1) "Other Expenses" reflect a 0.35% administrative fee and 0.01% representing the class' pro rata Trustees' fees.

(2) "Other Expenses" reflect a 0.35% administrative fee and 0.01% representing the class' pro rata Trustees' fees.

(3) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.60% and 0.75%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3	Year 5	Year 10
Institutional	$61	$194	$339	$761
Administrative	77	242	421	941

PIMCO Long-Term U.S. Government Portfolio

Principal Investments and Strategies

Investment Objective Seeks maximum total return, consistent with preservation of capital and prudent investment management	**Portfolio Focus** Long-term maturity fixed income securities **Average Portfolio Duration** ≥ 8 years	**Credit Quality** A to Aaa **Dividend Frequency** Declared daily and distributed monthly

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of fixed income securities that are issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises ("U.S. Government Securities"). Assets not invested in U.S. Government Securities may be invested in other types of Fixed Income Instruments. The Portfolio also may obtain exposure to U.S. Government Securities through the use of futures contracts (including related options) with respect to such securities, and options on such securities, when PIMCO deems it appropriate to do so. While PIMCO may invest in derivatives at any time it deems appropriate, it will generally do so when it believes that U.S. Government Securities are overvalued relative to derivative instruments. This Portfolio will normally have a minimum average portfolio duration of eight years. For point of reference, the dollar-weighted average portfolio maturity of the Portfolio is normally expected to be more than ten years.

The Portfolio's investments in Fixed Income Instruments are limited to those of investment grade U.S. dollar-denominated securities of U.S. issuers that are rated at least A by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. In addition, the Portfolio may only invest up to 10% of its assets in securities rated A by Moody's or S&P, and may only invest up to 25% of its assets in securities rated Aa by Moody's or AA by S&P.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks

Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- Market Risk
- Issuer Risk
- Derivatives Risk
- Mortgage Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

The top of the next page shows summary performance information for the Portfolio in a bar chart and an Average Annual Total Returns table. The information provides some indication of the risks of investing in the Portfolio by showing changes in its performance from year to year and by showing how the Portfolio's average annual returns compare with the returns of a broad-based securities market index. The bar chart and the information to its right show performance of the Portfolio's Administrative Class Shares. The bar chart and the table do not reflect Variable Contract fees and expenses. If they did, performance would have been lower. *Past performance is no guarantee of future results.*

PIMCO Long-Term U.S. Government Portfolio *(continued)*

Calendar Year Total Returns — Administrative Class



Highest and Lowest Quarter Returns	
(for periods shown in the bar chart)	
Highest (4th Qtr. '00)	**8.27%**
Lowest (2nd Qtr. '01)	**-1.87%**

Calendar Year End (through 12/31)

Average Annual Total Returns (for periods ended 12/31/01)

	1 Year	Since Inception (4/10/00)(2)
Institutional Class	6.03%	10.08%
Lehman Brothers Long-Term Treasury Index(1)	4.22%	8.84%

	1 Year	Since Inception (4/30/99)
Administrative Class	5.86%	8.00%
Lehman Brothers Long-Term Treasury Index(1)	4.22%	6.85%

(1) The Lehman Long-Term Treasury Index is an unmanaged index of U.S. Treasury issues with maturities greater than 10 years. It is not possible to invest directly in the index.
(2) The Institutional Class shares commenced operations on 4/10/00. Index comparisons began on 3/31/00.

Fees and Expenses of the Portfolio

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment) None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses	Total Annual Portfolio Operating Expenses	Expense Reduction(3)	Net Portfolio Operating Expenses
Institutional	0.25%	None	0.25%(1)	0.50%	0.00%	0.50%
Administrative	0.25%	0.15%	0.26%(2)	0.66%	(0.01%)	0.65%

(1) "Other Expenses" reflect a 0.25% administrative fee.
(2) "Other Expenses" reflect a 0.25% administrative fee and 0.01% representing the class' pro rata Trustees' fees.
(3) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.50% and 0.65%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3	Year 5	Year 10
Institutional	$51	$160	$280	$628
Administrative	66	210	367	822

PIMCO Global Bond Portfolio

Principal Investments and Strategies	**Investment Objective** Seeks maximum total return, consistent with preservation of capital and prudent investment management	**Portfolio Focus** U.S. and non-U.S. intermediate maturity fixed income securities **Average Portfolio Duration** 3-7 years	**Credit Quality** B to Aaa; maximum 10% below Baa **Dividend Frequency** Declared daily and distributed monthly

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments of issuers located in at least three countries (one of which may be the United States), which may be represented by futures contracts (including related options) with respect to such securities, and options on such securities. The Portfolio invests primarily in securities of issuers located in economically developed countries. Securities may be denominated in major foreign currencies, baskets of foreign currencies (such as the euro), or the U.S. dollar.

PIMCO selects the Portfolio's foreign country and currency compositions based on an evaluation of various factors, including, but not limited to, relative interest rates, exchange rates, monetary and fiscal policies, trade and current account balances. Investments in the securities of issuers located outside the United States will normally vary between 25% and 75% of the Portfolio's assets. The average portfolio duration of this Portfolio normally varies within a three- to seven-year time frame. The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio is non-diversified, which means that it may concentrate its assets in a smaller number of issuers than a diversified Portfolio.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks

Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- Market Risk
- Issuer Risk
- Foreign Investment Risk
- Currency Risk
- Issuer Non-Diversification Risk
- Liquidity Risk
- Mortgage Risk
- Derivatives Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

The Portfolio does not have a full calendar year of performance. Thus, no bar chart or annual returns table is included for this portfolio.

PIMCO Global Bond Portfolio *(continued)*

Fees and Expenses of the Portfolio	These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment)   None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses(1)	Total Annual Portfolio Operating Expenses	Expense Reduction(2)	Net Portfolio Operating Expenses
Institutional	0.25%	None	0.78%	1.03%	(0.28%)	0.75%
Administrative	0.25%	0.15%	0.78%	1.18%	(0.28%)	0.90%

(1) "Other Expenses", which are based on estimated amounts for the initial fiscal year of the Portfolio, reflect a 0.50% administrative fee and 0.28% representing the class' estimated organizational expenses and pro rata Trustees' fees.

(2) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75% and 0.90%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3
Institutional	$77	$300
Administrative	92	347

PIMCO Foreign Bond Portfolio

Principal Investments and Strategies	**Investment Objective** Seeks maximum total return, consistent with preservation of capital and prudent investment management	**Portfolio Focus** Intermediate maturity hedged non-U.S. fixed income securities **Average Portfolio Duration** 3-7 years	**Credit Quality** B to Aaa; maximum 10% below Baa **Dividend Frequency** Declared daily and distributed monthly

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments of issuers located outside the United States, representing at least three foreign countries, which may be represented by futures contracts (including related options) with respect to such securities, and options on such securities. Such securities normally are denominated in major foreign currencies or baskets of foreign currencies (such as the euro). The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates.

PIMCO selects the Portfolio's foreign country and currency compositions based on an evaluation of various factors, including, but not limited to, relative interest rates, exchange rates, monetary and fiscal policies, trade and current account balances. The average portfolio duration of this Portfolio normally varies within a three- to seven-year time frame. The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio is non-diversified, which means that it may concentrate its assets in a smaller number of issuers than a diversified Portfolio.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks	Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- Market Risk
- Issuer Risk

- Foreign Investment Risk
- Currency Risk
- Issuer Non-Diversification Risk
- Liquidity Risk

- Mortgage Risk
- Derivatives Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information	The top of the next page shows summary performance information for the Portfolio in a bar chart and an Average Annual Total Returns table. The information provides some indication of the risks of investing in the Portfolio by showing changes in its performance from year to year and by showing how the Portfolio's average annual returns compare with the returns of a broad-based securities market index. The bar chart and the information to its right show performance of the Portfolio's Administrative Class Shares. The bar chart and the table do not reflect Variable Contract fees and expenses. If they did, performance would have been lower. *Past performance is no guarantee of future results.*

PIMCO Foreign Bond Portfolio (*continued*)

Calendar Year Total Returns — Administrative Class



Calendar Year End (through 12/31)

Highest and Lowest Quarter Returns
(for periods shown in the bar chart)

Highest (4th Qtr. '00)	**3.66%**
Lowest (2nd Qtr. '01)	**0.25%**

Average Annual Total Returns (for periods ended 12/31/01)

	1 Year	Since Inception (4/10/00)(3)
Institutional Class	7.75%	8.11%
J.P. Morgan Non-U.S. Index (Hedged)(1)	6.05%	7.67%

	1 Year	Since Inception (2/16/99)(2)
Administrative Class	7.59%	5.20%
J.P. Morgan Non-U.S. Index (Hedged)(1)	6.05%	6.18%

(1) The J.P. Morgan Non-U.S. Index (Hedged) is an unmanaged index representative of the total return performance in U.S. dollars of major non-U.S. bond markets. It is not possible to invest directly in the index.
(2) The Administrative Class shares commenced operations on 2/16/99. Index comparisons began on 2/28/99.
(3) The Institutional Class shares commenced operations on 4/10/00. Index comparisons began on 3/31/00.

Fees and Expenses of the Portfolio

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment)   None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses	Total Annual Portfolio Operating Expenses	Expense Reduction(3)	Net Portfolio Operating Expenses
Institutional	0.25%	None	0.50%(1)	0.75%	0.00%	0.75%
Administrative	0.25%	0.15%	0.51%(2)	0.91%	(0.01%)	0.90%

(1) "Other Expenses" reflect a 0.50% administrative fee.
(2) "Other Expenses" reflect a 0.50% administrative fee and 0.01% representing the class' pro rata Trustees' fees.
(3) PIMCO has contractually agreed to reduce total portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75% and 0.90%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3	Year 5	Year 10
Institutional	$77	$240	$417	$ 930
Administrative	92	289	503	1,119

PIMCO Emerging Markets Bond Portfolio

Principal Investments and Strategies	**Investment Objective** Seeks maximum total return, consistent with preservation of capital and prudent investment management	**Portfolio Focus** Emerging market fixed income securities	**Credit Quality** Maximum 15% below B
		Average Portfolio Duration 0-8 years	**Dividend Frequency** Declared daily and distributed monthly

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments of issuers that economically are tied to countries with emerging securities markets. Such securities may be denominated in non-U.S. currencies and the U.S. dollar. A security is economically tied to an emerging market country if it is principally traded on the country's securities markets, or the issuer is organized or principally operates in the country, derives a majority of its income from its operations within the country or has a majority of its assets in the country. The average portfolio duration of this Portfolio varies based on PIMCO's forecast for interest rates and, under normal market conditions, is not expected to exceed eight years.

PIMCO has broad discretion to identify and invest in countries that it considers to qualify as emerging securities markets. However, PIMCO generally considers an emerging securities market to be one located in any country that is defined as an emerging or developing economy by the World Bank or its related organizations, or the United Nations or its authorities. The Portfolio emphasizes countries with relatively low gross national product per capita and with the potential for rapid economic growth. PIMCO will select the Portfolio's country and currency composition based on its evaluation of relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances, and any other specific factors PIMCO believes to be relevant. The Portfolio likely will concentrate its investments in Asia, Africa, the Middle East, Latin America and the developing countries of Europe. The Portfolio may invest in securities whose return is based on the return of an emerging securities market, such as a derivative instrument, rather than investing directly in securities of issuers from emerging markets.

The Portfolio may invest substantially all of its assets in high yield securities ("junk bonds") subject to a maximum of 15% of its assets in securities rated below B by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio is non-diversified, which means that it may concentrate its assets in a smaller number of issuers than a diversified Portfolio.

The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Principal Risks

Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Interest Rate Risk
- Credit Risk
- High Yield Risk
- Market Risk
- Issuer Risk
- Emerging Markets Risk
- Foreign Investment Risk
- Currency Risk
- Issuer Non-Diversification Risk
- Liquidity Risk
- Derivatives Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

Performance information for this Portfolio is not provided because this Portfolio has not commenced operations as of the date of this Prospectus.

| **Fees and Expenses of the Portfolio** | These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses: |

Shareholder Fees (fees paid directly from your investment) None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses(1)	Total Annual Portfolio Operating Expenses	Expense Reduction(2)	Net Portfolio Operating Expenses
Institutional	0.45%	None	0.68%	1.13%	(0.28%)	0.85%
Administrative	0.45%	0.15%	0.68%	1.28%	(0.28%)	1.00%

(1) "Other Expenses," which are based on estimated amounts for the initial fiscal year of the Portfolio, reflect a 0.40% administrative fee and 0.28% representing the class' estimated organizational expenses and pro rata Trustees' fees.

(2) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.85% and 1.00%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3
Institutional	$ 87	$331
Administrative	102	378

PIMCO Strategic Balanced Portfolio

Principal Investments and Strategies

Investment Objective
Seeks maximum total return, consistent with preservation of capital and prudent investment management

Portfolio Focus
45-75% StocksPLUS Growth and Income Portfolio;
25-55% Total Return Portfolio

Average Portfolio Duration
0-6 years

Credit Quality
B to Aaa; maximum 10% below Baa

Dividend Frequency
Declared and distributed quarterly

The Portfolio seeks to achieve its investment objective by normally investing between 45% and 75% of its assets in the StocksPLUS Growth and Income Portfolio and between 25% and 55% of its assets in the Total Return Portfolio (collectively, the "Underlying Portfolios"). The Portfolio invests all of its assets in shares of the Underlying Portfolios and does not invest directly in stocks or bonds of other issuers.

The StocksPLUS Growth and Income Portfolio seeks to exceed the total return of the S&P 500 by investing under normal circumstances substantially all of its assets in S&P 500 derivatives, backed by a portfolio of Fixed Income Instruments. The Total Return Portfolio seeks to achieve its investment objective by investing at least 65% of its assets in a diversified portfolio of Fixed Income Securities of various maturities. *Please see the Fund Summaries of the Underlying Portfolios in this prospectus for information on their investment styles and primary investments.*

PIMCO determines how the Portfolio will allocate and reallocate its assets between the Underlying Portfolios according to the Portfolio's equity/fixed income allocation targets and ranges. PIMCO does not allocate the Portfolio's assets according to a predetermined blend of shares of the Underlying Portfolios. Instead, PIMCO will determine the mix of Underlying Portfolios appropriate for the Portfolio based on methodology, developed by PIMCO, that forecasts stages in the business cycle and considers the risk and reward potential of equity and fixed income investments within specific phases of the business cycle.

The Portfolio is a "fund of funds," which is a term used to describe mutual funds that pursue their investment objectives by investing in other mutual funds. The cost of investing in the Portfolio will generally be higher than the cost of investing in a mutual fund that invests directly in individual stocks and bonds. By investing in the Portfolio, an investor will indirectly bear fees and expenses charged by the Underlying Portfolios in addition to the Portfolio's direct fees and expenses. In addition, the use of a fund of funds structure could affect the timing, amount and character of distributions to shareholders and may therefore increase the amount of taxes payable by shareholders. In addition to the StocksPLUS Growth and Income and Total Return Portfolios, the Portfolio may in the future invest in additional funds in the PIMCO Funds family at the discretion of PIMCO and without shareholder approval.

Principal Risks

Among the principal risks of investing in the Portfolio, which could adversely affect the net asset value, yield and total return of the Portfolio, are:

- Allocation Risk
- Underlying Portfolio Risk

Among the principal risks of investing in the Underlying Portfolios, and consequently the Portfolio, which could adversely affect the net asset value, yield and total return of the Portfolio, are:

- Market Risk
- Issuer Risk
- Interest Rate Risk
- Credit Risk
- Derivatives Risk
- Liquidity Risk
- Foreign Investment Risk
- Currency Risk
- Mortgage Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks associated with the Underlying Funds and investment in the Portfolio.

PIMCO Strategic Balanced Portfolio (*continued*)

Performance Information	Performance information for this Portfolio is not provided because this Portfolio has not commenced operations as of the date of this Prospectus.
Fees and Expenses of the Portfolio	These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment) None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses(1)	Underlying Portfolio Expenses	Total Annual Portfolio Operating Expenses	Expense Reduction(2)	Net Portfolio Operating Expenses
Institutional	None	None	0.38%	0.50%	0.88%	(0.28%)	0.60%
Administrative	None	0.15%	0.38%	0.50%	1.03%	(0.28%)	0.75%

(1) "Other Expenses," which are based on estimated amounts for the initial fiscal year of the Portfolio, reflect a 0.10% administrative fee and 0.28% representing the class' estimated organizational expenses and pro rata Trustees' fees.

(2) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.60% and 0.75%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3
Institutional	$61	$253
Administrative	77	300

PIMCO StocksPLUS Growth and Income Portfolio

Principal Investments and Strategies

Investment Objective
Seeks total return which exceeds that of the S&P 500

Portfolio Focus
S&P 500 stock index derivatives backed by a portfolio of short-term fixed income securities

Average Portfolio Duration
0-1 year

Credit Quality
B to Aaa; maximum 10% below Baa

Dividend Frequency
Declared and distributed quarterly

The Portfolio seeks to exceed the total return of the S&P 500 by investing under normal circumstances substantially all of its assets in S&P 500 derivatives, backed by a portfolio of Fixed Income Instruments. The Portfolio may invest in common stocks, options, futures, options on futures and swaps. The Portfolio uses S&P 500 derivatives in addition to or in place of S&P 500 stocks to attempt to equal or exceed the performance of the S&P 500. The value of S&P 500 derivatives closely track changes in the value of the index. However, S&P 500 derivatives may be purchased with a fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets may be invested in Fixed Income Instruments. PIMCO actively manages the fixed income assets held by the Portfolio with a view toward enhancing the Portfolio's total return, subject to an overall portfolio duration which is normally not expected to exceed one year.

The S&P 500 is composed of 500 selected common stocks that represent approximately two-thirds of the total market value of all U.S. common stocks. The Portfolio is neither sponsored by nor affiliated with S&P. The Portfolio seeks to remain invested in S&P 500 derivatives or S&P 500 stocks even when the S&P 500 is declining.

Though the Portfolio does not normally invest directly in S&P 500 securities, when S&P 500 derivatives appear to be overvalued relative to the S&P 500, the Portfolio may invest all of its assets in a "basket" of S&P 500 stocks. Individual stocks are selected based on an analysis of the historical correlation between the return of every S&P 500 stock and the return on the S&P 500 itself. PIMCO may employ fundamental analysis of factors such as earnings and earnings growth, price to earnings ratio, dividend growth, and cash flows to choose among stocks that satisfy the correlation tests. Stocks chosen for the Portfolio are not limited to those with any particular weighting in the S&P 500. The Portfolio may also invest in exchange traded funds based on the S&P 500, such as Standard & Poor's Depositary Receipt.

Assets not invested in equity securities or derivatives may be invested in Fixed Income Instruments. The Portfolio may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 20% of its assets in securities denominated in foreign currencies and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. In addition, the Portfolio may lend its portfolio securities to brokers, dealers and other financial institutions to earn income.

Principal Risks

Under certain conditions, generally in a market where the value of both S&P 500 derivatives and fixed income securities are declining, the Portfolio may experience greater losses than would be the case if it invested directly in a portfolio of S&P 500 stocks. Among the principal risks of investing in the Portfolio, which could adversely affect its net asset value, yield and total return, are:

- Market Risk
- Issuer Risk
- Derivatives Risk
- Credit Risk

- Interest Rate Risk
- Liquidity Risk
- Foreign Investment Risk
- Currency Risk

- Mortgage Risk
- Leveraging Risk
- Management Risk

Please see "Summary of Principal Risks" following the Portfolio Summaries for a description of these and other risks of investing in the Portfolio.

Performance Information

The top of the next page shows summary performance information for the Portfolio in a bar chart and an Average Annual Total Returns table. The information provides some indication of the risks of investing in the Portfolio by showing changes in its performance from year to year and by showing how the Portfolio's average annual returns compare with the returns of a broad-based securities market index. The bar chart and the information to its right show performance of the Portfolio's Administrative Class Shares. The bar chart and table do not reflect Variable Contract fees and expenses. If they did, performance would have been lower. *Past performance is no guarantee of future results.*

PIMCO StocksPLUS Growth and Income Portfolio *(continued)*

Calendar Year Total Returns — Administrative Class



Highest and Lowest Quarter Returns
(for periods shown in the bar chart)

Highest (4th Qtr. '98)	**21.95%**
Lowest (3rd Qtr. '01)	**-13.96%**

Calendar Year End (through 12/31)

Average Annual Total Returns (for periods ended 12/31/01)

	1 Year	Since Inception (4/28/00)(2)
Institutional Class	-11.28%	-11.36%
S&P 500 Index(1)	-11.88%	-12.03%

	1 Year	Since Inception (12/31/97)
Administrative Class	-11.43%	5.73%
S&P 500 Index(1)	-11.88%	5.66%

(1) The Standard & Poor's 500 Composite Stock Price Index is an unmanaged index of common stocks. It is not possible to invest directly in the index.
(2) The Institutional Class shares commenced operations on 4/28/00. Index comparisons began on 4/30/00.

Fees and Expenses of the Portfolio

These tables describe the fees and expenses you may pay if you buy and hold Institutional Class or Administrative Class shares of the Portfolio and do not reflect Variable Contract fees and expenses:

Shareholder Fees (fees paid directly from your investment) None

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets)

Share Class	Advisory Fees	Service Fees	Other Expenses	Total Annual Portfolio Operating Expenses	Expense Reduction(3)	Net Portfolio Operating Expenses
Institutional	0.40%	None	0.13%(1)	0.53%	(0.01%)	0.52%(4)
Administrative	0.40%	0.15%	0.12%(2)	0.67%	0.00%	0.67%(5)

(1) "Other Expenses" reflect a 0.10% administrative fee, 0.01% representing the class' pro rata Trustees' fees and 0.02% interest expense. Interest expense is generally incurred as a result of investment management activities.
(2) "Other Expenses" reflect a 0.10% administrative fee and 0.02% interest expense. Interest expense is generally incurred as a result of investment management activities.
(3) PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.50% and 0.65%, respectively, of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.
(4) Ratio of net expenses to average net assets excluding interest expense is 0.50%.
(5) Ratio of net expenses to average net assets excluding interest expense is 0.65%.

Examples. The Examples are intended to help you compare the cost of investing in Institutional Class or Administrative Class shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares for the time periods indicated, and then redeem all your shares at the end of those periods. The Examples also assume that your investment has a 5% return each year, the reinvestment of all dividends and distributions, and that the Portfolio's operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

Share Class	Year 1	Year 3	Year 5	Year 10
Institutional	$53	$167	$291	$653
Administrative	68	214	373	835

Summary of Principal Risks

The value of your investment in a Portfolio changes with the values of that Portfolio's investments. Many factors can affect those values. The factors that are most likely to have a material effect on a particular Portfolio's portfolio as a whole are called "principal risks." The principal risks of each Portfolio are identified in the Portfolio Summaries and are described in this section. Each Portfolio may be subject to additional principal risks and risks other than those described below because the types of investments made by a Portfolio can change over time. Securities and investment techniques mentioned in this summary and described in greater detail under "Characteristics and Risks of Securities and Investment Techniques" appear in **bold type**. That section and "Investment Objectives and Policies" in the Statement of Additional Information also include more information about the Portfolio, their investments and the related risks. There is no guarantee that a Portfolio will be able to achieve its investment objective.

Interest Rate Risk

As interest rates rise, the value of fixed income securities held by a Portfolio are likely to decrease. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations.

Credit Risk

A Portfolio could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a **derivatives** contract, **repurchase agreement** or a **loan of portfolio securities**, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in **credit ratings**. Municipal bonds are subject to the risk that litigation, legislation or other political events, local business or economic conditions, or the bankruptcy of the issuer could have a significant effect on an issuer's ability to make payments of principal and/or interest.

High Yield Risk

Portfolios that invest in **high yield securities** and **unrated securities** of similar credit quality (commonly known as "junk bonds") may be subject to greater levels of interest rate, credit and liquidity risk than Portfolios that do not invest in such securities. High yield securities are considered predominately speculative with respect to the issuer's continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for high yield securities and reduce a Portfolio's ability to sell its high yield securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, a Portfolio may lose its entire investment.

Market Risk

The market price of securities owned by a Portfolio may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed income securities.

Issuer Risk

The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Liquidity Risk

Liquidity risk exists when particular investments are difficult to purchase or sell. A Portfolio's investments in **illiquid securities** may reduce the returns of the Portfolio because it may be unable to sell the illiquid securities at an advantageous time or price. Portfolios with principal investment strategies that involve **foreign securities**, **derivatives** or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Derivatives Risk	**Derivatives** are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. The various derivative instruments that the Portfolios may use are referenced under "Characteristics and Risks of Securities and Investment Techniques—Derivatives" in this Prospectus and described in more detail under "Investment Objectives and Policies" in the Statement of Additional Information. The Portfolios typically use derivatives as a substitute for taking a position in the underlying asset and/or part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk. The Portfolios may also use derivatives for leverage, in which case their use would involve leveraging risk. A Portfolio's use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, market risk, credit risk and management risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. A Portfolio investing in a derivative instrument could lose more than the principal amount invested. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that a Portfolio will engage in these transactions to reduce exposure to other risks when that would be beneficial.
Mortgage Risk	A Portfolio that purchases **mortgage-related securities** is subject to certain additional risks. Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, a Portfolio that holds mortgage-related securities may exhibit additional volatility. This is known as extension risk. In addition, mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of a Portfolio because the Portfolio will have to reinvest that money at the lower prevailing interest rates.
Foreign (Non-U.S.) Investment Risk	A Portfolio that invests in **foreign securities** may experience more rapid and extreme changes in value than a Portfolio that invests exclusively in securities of U.S. companies. The securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Additionally, issuers of foreign securities are usually not subject to the same degree of regulation as U.S. issuers. Reporting, accounting and auditing standards of foreign countries differ, in some cases significantly, from U.S. standards. Also, nationalization, expropriation or confiscatory taxation, currency blockage, political changes or diplomatic developments could adversely affect a Portfolio's investments in a foreign country. In the event of nationalization, expropriation or other confiscation, a Portfolio could lose its entire investment in foreign securities. Adverse conditions in a certain region can adversely affect securities of other countries whose economies appear to be unrelated. To the extent that a Portfolio invests a significant portion of its assets in a concentrated geographic area like Eastern Europe or Asia, the Portfolio will generally have more exposure to regional economic risks associated with foreign investments.
Emerging Markets Risk	Foreign investment risk may be particularly high to the extent that a Portfolio invests in **emerging market securities** of issuers based in countries with developing economies. These securities may present market, credit, currency, liquidity, legal, political and other risks different from, or greater than, the risks of investing in developed foreign countries.
Currency Risk	Portfolios that invest directly in foreign currencies or in securities that trade in, and receive revenues in, **foreign (non-U.S.) currencies** are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the U.S. or abroad. As a result, a Portfolio's investments in foreign currency-denominated securities may reduce the returns of a Portfolio.

Issuer Non-Diversification Risk	Focusing investments in a small number of issuers, industries or foreign currencies increases risk. Portfolios that are "non-diversified" may invest a greater percentage of their assets in the securities of a single issuer (such as bonds issued by a particular state) than Portfolios that are "diversified." Portfolios that invest in a relatively small number of issuers are more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Some of those issuers also may present substantial credit or other risks. Similarly, a Portfolio may be more sensitive to adverse economic, business or political developments if it invests a substantial portion of its assets in the bonds of similar projects or from issuers in the same state.
Leveraging Risk	Certain transactions may give rise to a form of leverage. Such transactions may include, among others, **reverse repurchase agreements**, **loans of portfolios securities**, and the use of **when-issued**, **delayed delivery** or **forward commitment transactions**. The use of **derivatives** may also create leveraging risk. To mitigate leveraging risk, PIMCO will segregate liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause a Portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. Leverage, including **borrowing**, may cause a Portfolio to be more volatile than if the Portfolio had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of a Portfolio's portfolio securities.
Management Risk	Each Portfolio is subject to management risk because it is an actively managed investment portfolio. PIMCO and each individual portfolio manager will apply investment techniques and risk analyses in making investment decisions for the Portfolio, but there can be no guarantee that these will produce the desired results.
Allocation Risk	The Strategic Balanced Portfolio's investment performance depends upon how its assets are allocated and reallocated between the Underlying Portfolios according to the Portfolio's equity/fixed income allocation targets and ranges. A principal risk of investing in the Portfolio is that PIMCO will make less than optimal or poor asset allocation decisions. PIMCO attempts to identify allocations for the Underlying Portfolios that will provide consistent, quality performance for the Portfolio, but there is no guarantee that PIMCO's allocation techniques will produce the desired results. It is possible that PIMCO will focus on an Underlying Portfolio that performs poorly or underperforms other Portfolios under various market conditions. You could lose money on your investment in the Portfolio as a result of these allocation decisions.
Underlying Portfolio Risks	Because the Strategic Balanced Portfolio invests all of its assets in Underlying Portfolios, the risks associated with investing in the Portfolio are closely related to the risks associated with the securities and other investments held by the Underlying Portfolios. The ability of the Portfolio to achieve its investment objective will depend upon the ability of the Underlying Portfolios to achieve their objectives. There can be no assurance that the investment objective of any Underlying Portfolio will be achieved.

The Strategic Balanced Portfolio's net asset value will fluctuate in response to changes in the net asset values of the Underlying Portfolios in which it invests. The extent to which the investment performance and risks associated with the Portfolio correlate to those of a particular Underlying Portfolio will depend upon the extent to which the Portfolio's assets are allocated from time to time for investment in the Underlying Portfolio, which will vary. The Portfolio's investment in a particular Underlying Portfolio normally will exceed 25% of its assets. Because the Portfolio invests a significant portion of its assets in each Underlying Portfolio, it will be particularly sensitive to the risks associated with each of the Underlying Portfolios. |

Management of the Portfolios

Investment Adviser and Administrator

PIMCO serves as investment adviser and the administrator (serving in its capacity as administrator, the "Administrator") for the Portfolios. Subject to the supervision of the Board of Trustees, PIMCO is responsible for managing the investment activities of the Portfolios and the Portfolios' business affairs and other administrative matters.

PIMCO's address is 840 Newport Center Drive, Suite 300, Newport Beach, California 92660. Organized in 1971, PIMCO provides investment management and advisory services to private accounts of institutional and individual clients and to mutual funds. As of December 31, 2001, PIMCO had approximately $241.3 billion in assets under management.

Advisory Fees

Each Portfolio, except for the Strategic Balanced Portfolio, pays PIMCO fees in return for providing investment advisory services. For the fiscal year ended December 31, 2001, the Portfolios paid monthly advisory fees to PIMCO at the following annual rates (stated as a percentage of the average daily net assets of each Portfolio taken separately):

Portfolio	Advisory Fees
Money Market Portfolio	0.15%
StocksPLUS Growth and Income Portfolio	0.40%
Emerging Markets Bond Portfolio	0.45%
All other Portfolios	0.25%

Administrative Fees

Each Portfolio pays for the administrative services it requires under a fee structure which is essentially fixed. Shareholders of each class of each Portfolio pay an administrative fee to PIMCO, computed as a percentage of the Portfolio's assets attributable in the aggregate to that class of shares. PIMCO, in turn, provides or procures administrative services for shareholders and also bears the costs of various third-party services required by the Portfolios, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs.

For the fiscal year ended December 31, 2001, each Portfolio, except for the Strategic Balanced Portfolio, paid PIMCO monthly administrative fees at the following annual rates:

Portfolio	Administrative Fees
StocksPLUS Growth and Income Portfolio	0.10%
Money Market and Short-Term Portfolios	0.20%
High Yield Portfolio	0.35%
Emerging Markets Bond Portfolio	0.40%
Global Bond and Foreign Bond Portfolios	0.50%
All other Portfolios	0.25%

PIMCO may use its assets and resources, including its profits from advisory or administrative fees paid by a Portfolio, to pay insurance companies for services rendered to current and prospective owners of Variable Contracts, including the provision of support services such as providing information about the Trust and the Portfolios, the delivery of Trust documents, and other services. Any such payments are made by PIMCO and not by the Trust and PIMCO does not receive any separate fees for such expenses.

PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Institutional and Administrative Class shares to the extent that they would exceed, due to the payment of organizational expenses and Trustees' fees, the total portfolio operating expenses specified for that Portfolio in the table identifying the Portfolio's annual portfolio operating expenses in its Portfolio Summary. For certain Portfolios, PIMCO currently recoups these waivers and reimbursements, not exceeding three years, provided that total expenses, including such recoupment, do not exceed the annual expense limit.

Strategic Balanced Portfolio Fees

The Strategic Balanced Portfolio does not pay any fees to PIMCO under the Trust's investment advisory agreement in return for the advisory and asset allocation services provided by PIMCO. The Portfolio does, however, indirectly pay its proportionate share of the advisory fees paid to PIMCO by the Underlying Portfolios in which the Portfolio invests.

The Portfolio pays administrative fees to PIMCO at an annual rate of 0.10% based on the average daily net assets attributable in the aggregate to the Portfolio's Institutional Class and Administrative Class shares. The Portfolio also indirectly pays its proportionate share of the administrative fees charged by PIMCO to the Underlying Portfolios in which the Portfolio invests.

The expenses associated with investing in a "fund of funds," such as the Portfolio, are generally higher than those for mutual funds that do not invest primarily in other mutual funds. This is because shareholders in a "fund of funds" indirectly pay a portion of the fees and expense charged at the underlying fund level.

The Strategic Balanced Portfolio is structured in the following ways to lessen the impact of expenses incurred at the Underlying Portfolio level:

- The Portfolio does not pay any fees for assets allocation or advisory services under the Trust's investment advisory agreement.

- The Portfolio invests in Institutional Class shares of the Underlying Portfolios, which are not subject to any sales charges or 12b-1 fees.

PIMCO has broad discretion to allocate and reallocate the Portfolio's assets among the Underlying Portfolios consistent with the Portfolio's investment objective and policies and asset allocation targets and ranges. Although PIMCO does not charge an investment advisory fee for its asset allocation services, PIMCO indirectly receives fees (including investment advisory and administrative fees) from the Underlying Portfolios in which the Portfolio invests. In this regard, PIMCO has a financial incentive to invest the Portfolio's assets in Underlying Portfolios with higher fees than other Portfolios, even if it believes that alternate investments would better serve the Portfolio's investment program. PIMCO is legally obligated to disregard that incentive in making asset allocation decisions for the Portfolio. The Trustees and officers of the Trust may also have conflicting interests in fulfilling their fiduciary duties to both the Portfolio and the Underlying Portfolios of the Trust.

Individual Portfolio Managers

The table below provides information about the individual portfolio managers responsible for management of the Trust's Portfolios, including their occupations for the past five years.

Portfolio	Portfolio Manager	Since	Recent Professional Experience
Money Market Short-Term	Paul A. McCulley	9/99* 9/99*	Managing Director, PIMCO. He has managed fixed income assets since joining PIMCO in 1999. Prior to joining PIMCO, Mr. McCulley was associated with Warburg Dillon Read as a Managing Director from 1992-1999 and Head of Economic and Strategy Research for the Americas from 1995-1999, where he managed macro research world-wide.
Low Duration Total Return Total Return II Strategic Balanced StocksPLUS Growth and Income	William H. Gross	2/99* 12/97* 5/99* ** 12/97*	Managing Director, Chief Investment Officer and a founding partner of PIMCO. He leads a team which manages the Strategic Balanced and StocksPLUS Growth and Income Portfolio.
Real Return	John B. Brynjolfsson	9/99*	Executive Vice President, PIMCO. He joined PIMCO as a Portfolio Manager in 1989, and has managed fixed income accounts for various institutional clients and funds since that time.
High Yield	Benjamin L. Trosky	5/01	Managing Director, PIMCO. He joined PIMCO as a Portfolio Manager in 1990, and has managed fixed income accounts for various institutional clients and funds since that time.
	Raymond G. Kennedy	4/02	Managing Director, PIMCO. He joined PIMCO as a Portfolio Manager in 1996. Prior to that, he was associated with the Prudential Insurance Company of America as a private placement asset manager.
Long-Term U.S. Government	James M. Keller	4/00	Executive Vice President, PIMCO. He joined PIMCO as a Portfolio Manager in 1996, and has managed fixed income accounts for various institutional clients since that time.
Foreign Bond Global Bond	Michael R. Asay	11/00 1/02*	Executive Vice President, PIMCO. He joined PIMCO in 1998. Prior to joining PIMCO, he was a Vice President and Director of Market Research for Goldman Sachs and Company from 1986-1997, where he developed fixed income trading strategies and quantitative analytics for Asian and European markets.
Emerging Markets Bond	Mohamed A. El-Erian	**	Managing Director, PIMCO. He joined PIMCO as a Portfolio Manager in 1999. Prior to joining PIMCO, he was a Managing Director from 1998-1999 for Salomon Smith Barney/Citibank, where he was head of emerging markets research. Prior to that he was associated with the International Monetary Fund as a Deputy Director and Advisor from 1983-1998.

* Since inception of the Portfolio.
** Portfolio has not commenced operation as of the date of this Prospectus.

Distributor

The Trust's Distributor is PIMCO Funds Distributors LLC, an indirect subsidiary of Allianz Dresdner Asset Management of America L.P. The Distributor, located at 2187 Atlantic Street, Stamford CT 06902, is a broker-dealer registered with the Securities and Exchange Commission.

Investment Options— Institutional Class and Administrative Class Shares

The Trust offers investors Institutional Class and Administrative Class shares of the Portfolios in this Prospectus. The Trust does not charge any sales charges (loads) or other fees in connection with purchases or sales (redemptions) of Institutional Class or Administrative Class shares. Administrative Class shares are subject to a higher level of operating expenses than Institutional Class shares due to an additional service fee paid by Administrative Class shares as described below. Therefore, Institutional Class shares will generally pay higher dividends and have a more favorable investment return than Administrative Class shares.

- **Service Fees—Administrative Class Shares**.   The Trust has adopted an Administrative Services Plan (the "Plan") for the Administrative Class shares of each Portfolio. The Plan allows a Portfolio to use its Administrative Class assets to reimburse financial intermediaries that provide services relating to Administrative Class shares. The services that will be provided under the Plan include, among other things, teleservicing support in connection with Portfolios; recordkeeping services; provision of support services, including providing information about the Trust and its Portfolios and answering questions concerning the Trust and its Portfolios, including questions respecting investors' interests in one or more Portfolios; provision and administration of insurance features for the benefit of investors in connection with the Portfolios; receiving, aggregating and forwarding purchase and redemption orders; processing dividend payments; issuing investor reports and transaction confirmations; providing subaccounting services; general account administration activities; and providing such similar services as the Trust may reasonably request to the extent the service provider is permitted to do so under applicable statutes, rules or regulation. The Plan also permits reimbursement for services in connection with the administration of plans or programs that use Administrative Class shares of the Portfolios as their funding medium and for related expenses.

   The Plan permits a Portfolio to make total reimbursements at an annual rate of 0.15% of the Portfolio's average daily net assets attributable to its Administrative Class shares. Because these fees are paid out of a Portfolio's Administrative Class assets on an ongoing basis, over time they will increase the cost of an investment in Administrative Class shares and may cost an investor more than sales charges.

- **Arrangements with Service Agents.**   Institutional Class and Administrative Class shares of the Portfolios may be offered through certain brokers and financial intermediaries ("service agents") that have established a shareholder servicing relationship with the Trust on behalf of their customers. The Trust pays no compensation to such entities other than Plan fees paid with respect to Administrative Class shares. Service agents may impose additional or different conditions than the Trust on purchases, redemptions or exchanges of Portfolio shares by their customers. Service agents may also independently establish and charge their customers transaction fees, account fees and other amounts in connection with purchases and sales of Portfolio shares in addition to any fees charged by the Trust. These additional fees may vary over time and would increase the cost of the customer's investment and lower investment returns. Each service agent is responsible for transmitting to its customers a schedule of any such fees and information regarding any additional or different conditions regarding purchases, redemptions and exchanges. Shareholders who are customers of service agents should consult their service agents for information regarding these fees and conditions.

Purchases and Redemptions

Purchasing Shares

Investors do not deal directly with the Portfolios to purchase and redeem shares. Please refer to the prospectus for the Separate Account for information on the allocation of premiums and on transfers of accumulated value among sub-accounts of the Separate Account that invest in the Portfolio.

As of the date of this Prospectus, shares of the Portfolios are offered for purchase by Separate Accounts to serve as an investment medium for Variable Contracts issued by life insurance companies, and to qualified pension and retirement plans outside of the separate account context. Shares of each Portfolio are purchased at the net asset value ("NAV") per share after receipt of a purchase order.

While the Portfolios currently do not foresee any disadvantages to Variable Contract Owners if the Portfolios serve as an investment medium for both variable annuity contracts and variable life insurance policies, due to differences in tax treatment or other considerations, it is theoretically possible that the interest of owners of annuity contracts and insurance policies for which the Portfolios served as an investment medium might at some time be in conflict. However, the Trust's Board of Trustees and each insurance company with a separate account allocating assets to the Portfolios are required to monitor events to identify any material conflicts between variable annuity contract owners and variable life insurance policy owners, and would have to determine what action, if any, should be taken in the event of such a conflict. If such a conflict occurred, an insurance company participating in the Portfolios might be required to redeem the investment of one or more of its separate accounts from the Portfolios, which might force the Portfolios to sell securities at disadvantageous prices.

The Trust and its distributor each reserves the right, in its sole discretion, to suspend the offering of shares of the Portfolios or to reject any purchase order, in whole or in part, or to redeem shares, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Trust. The sale of shares will be suspended when trading on the New York Stock Exchange is restricted or during an emergency which makes it impracticable for the Portfolios to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the SEC for the protection of investors. In the event that a Portfolio ceases offering its shares, any investments allocated to the Portfolio will, subject to any necessary regulatory approvals, be invested in another Portfolio.

Redeeming Shares

Shares may be redeemed without charge on any day that the net asset value is calculated. All redemption orders are effected at the net asset value per share next determined after a redemption request is received. Payment for shares redeemed normally will be made within seven days.

Redemptions of Portfolio shares may be suspended when trading on the New York Stock Exchange is restricted or during an emergency which makes it impractical for the Portfolios to dispose of their securities or to determine fairly the value of their net assets, or during any other period as permitted by the Securities and Exchange Commission for the protection of investors. Under these and other unusual circumstances, the Trust may suspend redemption or postpone payment for more than seven days, as permitted by law. In consideration of the best interests of the remaining shareholders, the Trust reserves the right to pay redemption proceeds in whole or in part by a distribution in kind of securities held by a Portfolio in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind. If shares are redeemed in kind, however, the redeeming shareholder should expect to incur transaction costs upon the disposition of the securities received in the distribution.

How Portfolio Shares Are Priced

The NAV of a Portfolio's Institutional and Administrative Class shares is determined by dividing the total value of a Portfolio's investments and other assets attributable to that class, less any liabilities, by the total number of shares outstanding of that class.

Except for the Money Market Portfolio, for purposes of calculating NAV, portfolio securities and other assets for which market quotes are available are stated at market value. Market value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services. Certain securities or investments for which daily market quotations are not readily available may be valued, pursuant to guidelines established by the Board of Trustees, with reference to other securities or indices. Short-term investments having a maturity of 60 days or less are generally valued at amortized cost. Exchange traded options, futures and options on futures are valued at the settlement price determined by the exchange. Other securities for which market quotes are not readily available are valued at fair value as determined in good faith by the Board of Trustees or persons acting at their direction.

The Money Market Portfolio's securities are valued using the amortized cost method of valuation, which involves valuing a security at cost on the date of acquisition and thereafter assuming a constant accretion of a discount or amortization of a premium to maturity, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Portfolio would receive if it sold the instrument.

Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of a Portfolio's shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of securities traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the New York Stock Exchange is closed and an investor is not able to purchase, redeem or exchange shares.

Portfolio shares are valued at the close of regular trading (normally 4:00 p.m., Eastern time) (the "NYSE Close") on each day that the New York Stock Exchange is open. For purposes of calculating the NAV, the Portfolios normally use pricing data for domestic equity securities received shortly after the NYSE Close and do not normally take into account trading, clearances or settlements that take place after the NYSE Close. Domestic fixed income and foreign securities are normally priced using data reflecting the earlier closing of the principal markets for those securities. Information that becomes known to the Portfolios or its agents after the NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of a security or the NAV determined earlier that day.

In unusual circumstances, instead of valuing securities in the usual manner, the Portfolios may value securities at fair value or estimate their value as determined in good faith by the Board of Trustees, generally based upon recommendations provided by PIMCO. Fair valuation may also be used if extraordinary events occur after the close of the relevant market but prior to the NYSE Close.

Under certain circumstances, the per share NAV of the Administrative Class shares of the Portfolios may be lower than the per share NAV of the Institutional Class shares as a result of the daily expense accruals of the service fees paid by Administrative Class shares. Generally, for a Portfolio that pays income dividends, those dividends are expected to differ over time by approximately the amount of the expense accrual differential between the two classes.

Tax Consequences

Each Portfolio intends to qualify as a regulated investment company annually and to elect to be treated as a regulated investment company for federal income tax purposes. As such, a Portfolio generally will not pay federal income tax on the income and gains it pays as dividends to its shareholders. In order to avoid a 4% federal excise tax, each Portfolio intends to distribute each year substantially all of its net income and gains.

Each Portfolio intends to diversify its investments in a manner intended to comply with tax requirements generally applicable to mutual funds. In addition, each Portfolio will diversify its investments so that on the last day of each quarter of a calendar year, no more than 55% of the value of its total assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or any agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

If a Portfolio fails to meet the diversification requirement under Section 817(h), income with respect to Variable Contracts invested in the Portfolio at any time during the calendar quarter in which the failure occurred could become currently taxable to the owners of the Variable Contracts and income for prior periods with respect to such contracts also could be taxable, most likely in the year of the failure to achieve the required diversification. Other adverse tax consequences could also ensue.

Please refer to the prospectus for the Separate Account and Variable Contract for information regarding the federal income tax treatment of distributions to the Separate Account. See "Additional Information—Additional Tax Information" in the Portfolios' Statement of Additional Information for more information on taxes.

Characteristics and Risks of Securities and Investment Techniques

This section provides additional information about some of the principal investments and related risks of the Portfolios described under the "Portfolio Summaries" above. It also describes characteristics and risks of additional securities and investment techniques that may be used by the Portfolios from time to time. Most of these securities and investment techniques are discretionary, which means that PIMCO can decide whether to use them or not. This Prospectus does not attempt to disclose all of the various types of securities and investment techniques that may be used by the Portfolios. As with any mutual fund, investors in the Portfolios rely on the professional investment judgment and skill of PIMCO and the individual portfolio managers. Please see "Investment Objectives and Policies" in the Statement of Additional Information for more detailed information about the securities and investment techniques described in this section and about other strategies and techniques that may be used by the Portfolios.

The Strategic Balanced Portfolio invests its assets in shares of the Underlying Portfolios, and as such does not invest directly in the securities described below. The Underlying Portfolios, however, may invest in such securities. Because the value of an investment in the Strategic Balanced Portfolio is directly related to the investment performance of the Underlying Portfolios in which it invests, the risks of investing in the Strategic Balanced Portfolio are closely related to the risks associated with the Underlying Portfolios and their investments in the securities described below.

Securities Selection

Most of the Portfolios in this prospectus seek maximum total return. The total return sought by a Portfolio consists of both income earned on a Portfolio's investments and capital appreciation, if any, arising from increases in the market value of a Portfolio's holdings. Capital appreciation of fixed income securities generally results from decreases in market interest rates or improving credit fundamentals for a particular market sector or security.

In selecting securities for a Portfolio, PIMCO develops an outlook for interest rates, foreign currency exchange rates and the economy; analyzes credit and call risks, and uses other security selection techniques. The proportion of a Portfolio's assets committed to investment in securities with particular characteristics (such as quality, sector, interest rate or maturity) varies based on PIMCO's outlook for the U.S. and foreign economies, the financial markets and other factors.

PIMCO attempts to identify areas of the bond market that are undervalued relative to the rest of the market. PIMCO identifies these areas by grouping bonds into the following sectors: money markets, governments, corporates, mortgages, asset-backed and international. Sophisticated proprietary software then assists in evaluating sectors and pricing specific securities. Once investment opportunities are identified, PIMCO will shift assets among sectors depending upon changes in relative valuations and credit spreads. There is no guarantee that PIMCO's security selection techniques will produce the desired results.

With respect to the Strategic Balanced Portfolio, PIMCO will purchase shares of the StocksPLUS Growth and Income and Total Return Portfolios according to the Strategic Balanced Portfolio's equity/fixed income allocation ranges. PIMCO does not purchase shares of the Underlying Portfolios according to any predetermined formula, but rather decides how to allocate the Portfolio's investments based upon PIMCO's methodology for forecasting stages in the business cycle, and the potential risk and reward of equity and fixed income investments at specific stages of the business cycle. In addition to purchasing shares of the StocksPLUS Growth and Income and Total Return Portfolios, PIMCO may in the future invest in additional funds in the PIMCO fund family without shareholder approval.

U.S. Government Securities

U.S. Government securities are obligations of and, in certain cases, guaranteed by, the U.S. Government, its agencies or government-sponsored enterprises. U.S. Government Securities are subject to market and interest rate risk, and may be subject to varying degrees of credit risk. U.S. Government securities may include zero coupon securities, which do not distribute interest on a current basis and tend to be subject to greater market risk than interest-paying securities of similar maturities.

Municipal Bonds

Municipal bonds are generally issued by states and local governments and their agencies, authorities and other instrumentalities. Municipal bonds are subject to interest rate, credit and market risk. The ability of an issuer to make payments could be affected by litigation, legislation or other political events or the bankruptcy of the issuer. Lower rated municipal bonds are subject to greater credit and market risk than higher quality municipal bonds. The types of municipal bonds in which the Portfolios may invest include municipal lease obligations. The Portfolios may also invest in securities issued by entities whose underlying assets are municipal bonds.

The Portfolios may invest, without limitation, in residual interest bonds, which are created by depositing municipal securities in a trust and dividing the income stream of an underlying municipal bond in two parts, one, a variable rate security and the other, a residual interest bond. The interest rate for the variable rate security is determined by an index or an auction process held approximately every 7 to 35 days, while the residual interest bond holder receives the balance of the income from the underlying municipal bond less an auction fee. The market prices of residual interest bonds may be highly sensitive to changes in market rates and may decrease significantly when market rates increase.

Mortgage-Related and Other Asset-Backed Securities

Each Portfolio (except the Money Market Portfolio) may invest all of its assets in mortgage- and asset-backed securities. Mortgage-related securities include mortgage pass-through securities, collateralized mortgage obligations ("CMOs"), commercial mortgage-backed securities, mortgage dollar rolls, CMO residuals, stripped mortgage-backed securities ("SMBSs") and other securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property.

The value of some mortgage- or asset-backed securities may be particularly sensitive to changes in prevailing interest rates. Early repayment of principal on some mortgage-related securities may expose a Portfolio to a lower rate of return upon reinvestment of principal. When interest rates rise, the value of a mortgage-related security generally will decline; however, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as other fixed income securities. The rate of prepayments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may shorten or extend the effective maturity of the security beyond what was anticipated at the time of purchase. If unanticipated rates of prepayment on underlying mortgages increase the effective maturity of a mortgage-related security, the volatility of the security can be expected to increase. The value of these securities may fluctuate in response to the market's perception of the creditworthiness of the issuers. Additionally, although mortgages and mortgage-related securities are generally supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

One type of SMBS has one class receiving all of the interest from the mortgage assets (the interest-only, or "IO" class), while the other class will receive all of the principal (the principal-only, or "PO" class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on a Portfolio's yield to maturity from these securities. A Portfolio may not invest more than 5% of its net assets in any combination of IO, PO, or inverse floater securities. The Portfolios may invest in other asset-backed securities that have been offered to investors.

Loan Participations and Assignments

Certain Portfolios may invest in fixed- and floating-rate loans, which investments generally will be in the form of loan participations and assignments of portions of such loans. Participations and assignments involve special types of risk, including credit risk, interest rate risk, liquidity risk, and the risks of being a lender. If a Portfolio purchases a participation, it may only be able to enforce its rights through the lender, and may assume the credit risk of the lender in addition to the borrower.

Corporate Debt Securities

Corporate debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on the obligation and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the credit-worthiness of the issuer and general market liquidity. When interest rates rise, the value of corporate debt securities can be expected to decline. Debt securities with longer maturities tend to be more sensitive to interest rate movements than those with shorter maturities.

High Yield Securities

Securities rated lower than Baa by Moody's or lower than BBB by S&P are sometimes referred to as "high yield" or "junk" bonds. Investing in high yield securities involves special risks in addition to the risks associated with investments in higher-rated fixed income securities. While offering a greater potential opportunity for capital appreciation and higher yields, high yield securities typically entail greater potential price volatility and may be less liquid than higher-rated securities. High yield securities may be regarded as predominately speculative with respect to the issuer's continuing ability to meet principal and interest payments. They may also be more susceptible to real or perceived adverse economic and competitive industry conditions than higher-rated securities. The Emerging Markets Bond Portfolio may invest in securities that are in default with respect to the payment of interest or repayment of principal, or presenting an imminent risk of default with respect to such payments. Issuers of securities in default may fail to resume principal or interest payments, in which case the Portfolio may lose its entire investment.

Credit Ratings and Unrated Securities. Rating agencies are private services that provide ratings of the credit quality of fixed income securities, including convertible securities. Appendix A to this Prospectus describes the various ratings assigned to fixed income securities by Moody's and S&P. Ratings assigned by a rating agency are not absolute standards of credit quality and do not evaluate market risks. Rating agencies may fail to make timely changes in credit ratings and an issuer's current financial condition may be better or worse than a rating indicates. A Portfolio will not necessarily sell a security when its rating is reduced below its rating at the time of purchase. PIMCO does not rely solely on credit ratings, and develops its own analysis of issuer credit quality.

A Portfolio may purchase unrated securities (which are not rated by a rating agency) if its portfolio manager determines that the security is of comparable quality to a rated security that the Portfolio may purchase. Unrated securities may be less liquid than comparable rated securities and involve the risk that the portfolio manager may not accurately evaluate the security's comparative credit rating. Analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher-quality fixed income securities. To the extent that a Portfolio invests in high yield and/or unrated securities, the Portfolio's success in achieving its investment objective may depend more heavily on the portfolio manager's creditworthiness analysis than if the Portfolio invested exclusively in higher-quality and rated securities.

Variable and Floating Rate Securities

Variable and floating rate securities provide for a periodic adjustment in the interest rate paid on the obligations. Each Portfolio may invest in floating rate debt instruments ("floaters") and (except for the Money Market Portfolio) engage in credit spread trades. While floaters provide a certain degree of protection against rises in interest rates, a Portfolio will participate in any declines in interest rates as well. Each Portfolio (except the Money Market Portfolio) may also invest in inverse floating rate debt instruments ("inverse floaters"). An inverse floater may exhibit greater price volatility than a fixed rate obligation of similar credit quality. A Portfolio may not invest more than 5% of its assets in any combination of inverse floater, interest only, or principal only securities.

Inflation-Indexed Bonds

Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. If the index measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-indexed bonds. For bonds that do not provide a similar guarantee, the adjusted principal value of the bond repaid at maturity may be less than the original principal.

The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates are tied to the relationship between nominal interest rates and the rate of inflation. If nominal interest rates increase at a faster rate than inflation, real interest rates may rise, leading to a decrease in value of inflation-indexed bonds. Short-term increases in inflation may lead to a decline in value. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

Event-Linked Bonds

Each Portfolio (except the Money Market Portfolio) may invest in "event-linked bonds," which are fixed income securities for which the return of principal and payment of interest is contingent on the non-occurrence of a specific "trigger" event, such as a hurricane, earthquake or other physical or weather-related phenomenon. Some event-linked bonds are commonly referred to as "catastrophe bonds." If a trigger event occurs, a Portfolio may lose a portion or all of its principal invested in the bond. Event-linked bonds often provide for an extension of maturity to process and audit loss claims where a trigger event has, or possibly has, occurred. Event-linked bonds may also expose the Portfolio to certain unanticipated risks including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretation, and adverse tax consequences. Event-linked bonds may also be subject to liquidity risk.

Convertible and Equity Securities

Each Portfolio may invest in convertible securities. Convertible securities are generally preferred stocks and other securities, including fixed income securities and warrants, that are convertible into or exercisable for common stock at a stated price or rate. The price of a convertible security will normally vary in some proportion to changes in the price of the underlying common stock because of this conversion or exercise feature. However, the value of a convertible security may not increase or decrease as rapidly as the underlying common stock. A convertible security will normally also provide income and is subject to interest rate risk. Convertible securities may be lower-rated securities subject to greater levels of credit risk. A Portfolio may be forced to convert a security before it would otherwise choose, which may have an adverse effect on the Portfolio's ability to achieve its investment objective.

While the Fixed Income Portfolios intend to invest primarily in fixed income securities, each may invest in convertible securities or equity securities. While some countries or companies may be regarded as favorable investments, pure fixed income opportunities may be unattractive or limited due to insufficient supply, or legal or technical restrictions. In such cases, a Portfolio may consider convertible securities or equity securities to gain exposure to such investments.

Equity securities generally have greater price volatility than fixed income securities. The market price of equity securities owned by a Portfolio may go up or down, sometimes rapidly or unpredictably. Equity securities may decline in value due to factors affecting equity securities markets generally or particular industries represented in those markets. The value of an equity security may also decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services.

Foreign (Non-U.S.) Securities

Investing in the securities of issuers in any foreign country involves special risks and considerations not typically associated with investing in U.S. companies. Shareholders should consider carefully the substantial risks involved for Portfolios that invest in securities issued by foreign companies and governments of foreign countries. These risks include: differences in accounting, auditing and financial reporting standards; generally higher commission rates on foreign portfolio transactions; the possibility of nationalization, expropriation or confiscatory taxation; adverse changes in investment or exchange control regulations; and political instability. Individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position. The securities markets, values of securities, yields and risks associated with foreign securities markets may change independently of each other. Also, foreign securities and dividends and interest payable on those securities may be subject to foreign taxes, including taxes withheld from payments on those securities. Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Investments in foreign securities may also involve higher custodial costs than domestic investments and additional transaction costs with respect to foreign currency conversions. Changes in foreign exchange rates also will affect the value of securities denominated or quoted in foreign currencies.

Certain Portfolios also may invest in sovereign debt issued by governments, their agencies or instrumentalities, or other government-related entities. Holders of sovereign debt may be requested to participate in the rescheduling of such debt and to extend further loans to governmental entities. In addition, there is no bankruptcy proceeding by which defaulted sovereign debt may be collected.

• **Emerging Market Securities.** The Emerging Markets Bond Portfolio invests primarily in securities of issuers based in countries with developing (or "emerging market") economies, while the Short-Term and Low Duration Portfolios may invest up to 5% of their assets in such securities and each remaining Portfolio that may invest in foreign securities may invest up to 10% of its assets in such securities. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in domestic securities or in foreign, developed countries. These risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales; future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by a Portfolio. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Additional risks of emerging markets securities may include: greater social, economic and political uncertainty and instability; more substantial governmental involvement in the economy; less governmental supervision and regulation; unavailability of currency hedging techniques; companies that are newly organized and small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause a Portfolio to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Each Portfolio (except the Total Return II and Long-Term U.S. Government Portfolios) may invest in Brady Bonds, which are securities created through the exchange of existing commercial bank loans to sovereign entities for new obligations in connection with a debt restructuring. Investments in Brady Bonds may be viewed as speculative. Brady Bonds acquired by a Portfolio may be subject to restructuring arrangements or to requests for new credit, which may cause the Portfolio to suffer a loss of interest or principal on any of its holdings.

Foreign (Non-U.S.) Currencies

A Portfolio that invests directly in foreign currencies or in securities that trade in, or receive revenues in, foreign currencies will be subject to currency risk. Foreign currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors. Currency exchange rates also can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks, or by currency controls or political developments. For example, uncertainty surrounds the introduction of the euro (a common currency unit for the European Union) and the effect it may have on the value of European currencies as well as securities denominated in local European currencies. These and other currencies in which the Portfolios' assets are denominated may be devalued against the U.S. dollar, resulting in a loss to the Portfolios.

• **Foreign Currency Transactions.** Portfolios that invest in securities denominated in foreign currencies may enter into forward foreign currency exchange contracts and invest in foreign currency futures contracts and options on foreign currencies and futures. A forward foreign currency exchange contract, which involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract, reduces a Portfolio's exposure to changes in the value of the currency it will deliver and increases its exposure to changes in the value of the currency it will receive for the duration of the contract. The effect on the value of a Portfolio is similar to selling securities denominated in one currency and purchasing securities denominated in another currency. A contract to sell foreign currency would limit any potential gain which might be realized if the value of the hedged currency increases. A Portfolio may enter into these contracts to hedge against foreign exchange risk, to increase exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one currency to another. Suitable hedging transactions may not be available in all circumstances and there can be no assurance that a Portfolio will engage in such transactions at any given time or from time to time. Also, such transactions may not be successful and may eliminate any chance for a Portfolio to benefit from favorable fluctuations in relevant foreign currencies. A Portfolio may use one currency (or a basket of currencies) to hedge against adverse changes in the value of another currency (or a basket of currencies) when exchange rates between the two currencies are positively correlated. The Portfolio will segregate assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees to cover its obligations under forward foreign currency exchange contracts entered into for non-hedging purposes.

Repurchase Agreements

Each Portfolio may enter into repurchase agreements, in which the Portfolio purchases a security from a bank or broker-dealer and agrees to repurchase the security at the Portfolio's cost plus interest within a specified time. If the party agreeing to repurchase should default, the Portfolio will seek to sell the securities which it holds. This could involve procedural costs or delays in addition to a loss on the securities if their value should fall below their repurchase price. Repurchase agreements maturing in more than seven days are considered illiquid securities.

Reverse Repurchase Agreements, Dollar Rolls and Other Borrowings

Each Portfolio may enter into reverse repurchase agreements and dollar rolls, subject to the Portfolio's limitations on borrowings. A reverse repurchase agreement or dollar roll involves the sale of a security by a Portfolio and its agreement to repurchase the instrument at a specified time and price, and may be considered a form of borrowing for some purposes. A Portfolio will segregate assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees to cover its obligations under reverse repurchase agreements, dollar rolls, and other borrowings. Reverse repurchase agreements, dollar rolls and other forms of borrowings may create leveraging risk for a Portfolio.

Each Portfolio may borrow money to the extent permitted under the Investment Company Act of 1940 ("1940 Act"), as amended. This means that, in general, a Portfolio may borrow money from banks for any purpose on a secured basis in an amount up to ⅓ of the Portfolio's total assets. A Portfolio may also borrow money for temporary administrative purposes on an unsecured basis in an amount not to exceed 5% of the Portfolio's total assets.

Derivatives

Each Portfolio (except the Money Market Portfolio) may, but is not required to, use derivative instruments for risk management purposes or as part of its investment strategies. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, commodities, and related indexes. Examples of derivative instruments include options contracts, futures contracts, options on futures contracts and swap agreements. Each Portfolio may invest all of its assets in derivative instruments, subject to the Portfolio's objective and policies. A portfolio manager may decide not to employ any of these strategies and there is no assurance that any derivatives strategy used by a Portfolio will succeed. A description of these and other derivative instruments that the Portfolios may use are described under "Investment Objectives and Policies" in the Statement of Additional Information.

A Portfolio's use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments. A description of various risks associated with particular derivative instruments is included in "Investment Objectives and Policies" in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Portfolios.

Management Risk. Derivative products are highly specialized instruments that require investment techniques and risk analyses different from those associated with stocks and bonds. The use of a derivative requires an understanding not only of the underlying instrument but also of the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions.

Credit Risk. The use of a derivative instrument involves the risk that a loss may be sustained as a result of the failure of another party to the contract (usually referred to as a "counterparty") to make required payments or otherwise comply with the contract's terms.

Liquidity Risk. Liquidity risk exists when a particular derivative instrument is difficult to purchase or sell. If a derivative transaction is particularly large or if the relevant market is illiquid (as is the case with many privately negotiated derivatives), it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price.

Leverage Risk. Because many derivatives have a leverage component, adverse changes in the value or level of the underlying asset, reference rate or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. When a Portfolio uses derivatives for leverage, investments in that Portfolio will tend to be more volatile, resulting in larger gains or losses in response to market changes. To limit leverage risk, each Portfolio will segregate assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees (or, as permitted by applicable regulation, enter into certain offsetting positions) to cover its obligations under derivative instruments.

Lack of Availability. Because the markets for certain derivative instruments (including markets located in foreign countries) are relatively new and still developing, suitable derivatives transactions may not be available in all circumstances for risk management or other purposes. There is no assurance that a Portfolio will engage in derivatives transactions at any time or from time to time. A Portfolio's ability to use derivatives may also be limited by certain regulatory and tax considerations.

Market and Other Risks. Like most other investments, derivative instruments are subject to the risk that the market value of the instrument will change in a way detrimental to a Portfolio's interest. If a portfolio manager incorrectly forecasts the values of securities, currencies or interest rates or other economic factors in using derivatives for a Portfolio, the Portfolio might have been in a better position if it had not entered into the transaction at all. While some strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other Portfolio investments. A Portfolio may also have to buy or sell a security at a disadvantageous time or price because the Portfolio is legally required to maintain offsetting positions or asset coverage in connection with certain derivatives transactions.

Other risks in using derivatives include the risk of mispricing or improper valuation of derivatives and the inability of derivatives to correlate perfectly with underlying assets, rates and indexes. Many derivatives, in particular privately negotiated derivatives, are complex and often valued subjectively. Improper valuations can result in increased cash payment requirements to counterparties or a loss of value to a Portfolio. Also, the value of derivatives may not correlate perfectly, or at all, with the value of the assets, reference rates or indexes they are designed to closely track. In addition, a Portfolio's use of derivatives may cause the Portfolio to realize higher amounts of short-term capital gains (generally taxed at ordinary income tax rates) than if the Portfolio had not used such instruments.

Delayed Funding Loans and Revolving Credit Facilities

The Portfolios may also enter into, or acquire participations in, delayed funding loans and revolving credit facilities, in which a lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. These commitments may have the effect of requiring a Portfolio to increase its investment in a company at a time when it might not otherwise decide to do so (including at a time when the company's financial condition makes it unlikely that such amounts will be repaid). To the extent that a Portfolio is committed to advance additional funds, it will segregate assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees in an amount sufficient to meet such commitments. Delayed funding loans and revolving credit facilities are subject to credit, interest rate and liquidity risk and the risks of being a lender.

When-Issued, Delayed Delivery and Forward Commitment Transactions	Each Portfolio may purchase securities which it is eligible to purchase on a when-issued basis, may purchase and sell such securities for delayed delivery and may make contracts to purchase such securities for a fixed price at a future date beyond normal settlement time (forward commitments). When-issued transactions, delayed delivery purchases and forward commitments involve a risk of loss if the value of the securities declines prior to the settlement date. This risk is in addition to the risk that the Portfolio's other assets will decline in value. Therefore, these transactions may result in a form of leverage and increase a Portfolio's overall investment exposure. Typically, no income accrues on securities a Portfolio has committed to purchase prior to the time delivery of the securities is made, although a Portfolio may earn income on securities it has segregated to cover these positions.
Investment in Other Investment Companies	Each Portfolio may invest up to 10% of its assets in securities of other investment companies, such as closed-end management investment companies, or in pooled accounts or other investment vehicles which invest in foreign markets. As a shareholder of any investment company, a Portfolio may indirectly bear service and other fees which are in addition to the fees the Portfolio pays its service providers.
	Subject to the restrictions and limitations of the 1940 Act, each Portfolio may, in the future, elect to pursue its investment objective by investing in one or more underlying investment vehicles or companies that have substantially similar investment objectives, policies and limitations as the Portfolio.
Short Sales	Each Portfolio may make short sales as part of its overall portfolio management strategies or to offset a potential decline in value of a security. A short sale involves the sale of a security that is borrowed from a broker or other institution to complete the sale. Short sales expose a Portfolio to the risk that it will be required to acquire, convert or exchange securities to replace the borrowed securities (also known as "covering" the short position) at a time when the securities sold short have appreciated in value, thus resulting in a loss to the Portfolio. A Portfolio making a short sale must segregate assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees or otherwise cover its position in a permissible manner.
Illiquid Securities	Each Portfolio may invest up to 15% (10% in the case of the Money Market Portfolio) of its net assets in illiquid securities. Certain illiquid securities may require pricing at fair value as determined in good faith under the supervision of the Board of Trustees. A portfolio manager may be subject to significant delays in disposing of illiquid securities, and transactions in illiquid securities may entail registration expenses and other transaction costs that are higher than those for transactions in liquid securities. The term "illiquid securities" for this purpose means securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which a Portfolio has valued the securities. Restricted securities, i.e., securities subject to legal or contractual restrictions on resale, may be illiquid. However, some restricted securities (such as securities issued pursuant to Rule 144A under the Securities Act of 1933 and certain commercial paper) may be treated as liquid, although they may be less liquid than registered securities traded on established secondary markets.
Loans of Portfolio Securities	For the purpose of achieving income, each Portfolio may lend its portfolio securities to brokers, dealers, and other financial institutions provided a number of conditions are satisfied, including that the loan is fully collateralized. Please see "Investment Objectives and Policies" in the Statement of Additional Information for details. When a Portfolio lends portfolio securities, its investment performance will continue to reflect changes in the value of the securities loaned, and the Portfolio will also receive a fee or interest on the collateral. Securities lending involves the risk of loss of rights in the collateral or delay in recovery of the collateral if the borrower fails to return the security loaned or becomes insolvent. A Portfolio may pay lending fees to a party arranging the loan.

Portfolio Turnover	The length of time a Portfolio has held a particular security is not generally a consideration in investment decisions. A change in the securities held by a Portfolio is known as "portfolio turnover." Each Portfolio may engage in frequent and active trading of portfolio securities to achieve its investment objective, particularly during periods of volatile market movements. High portfolio turnover (*e.g.*, over 100%) involves correspondingly greater expenses to a Portfolio, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. The trading costs associated with portfolio turnover may adversely effect the Portfolio's performance.
Temporary Defensive Positions	For temporary or defensive purposes, the Portfolios may invest without limit in U.S. debt securities, including taxable securities and short-term money market securities, when PIMCO deems it appropriate to do so. When a Portfolio engages in such strategies, it may not achieve its investment objective.
Changes in Investment Objectives and Policies	The investment objective of each Portfolio is fundamental and may not be changed without shareholder approval. Unless otherwise stated, all other investment policies of the Portfolios may be changed by the Board of Trustees without shareholder approval.
Percentage Investment Limitations	Unless otherwise stated, all percentage limitations on Portfolio investments listed in this Prospectus will apply at the time of investment. A Portfolio would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment.
Other Investments and Techniques	The Portfolios may invest in other types of securities and use a variety of investment techniques and strategies which are not described in this Prospectus. These securities and techniques may subject the Portfolios to additional risks. Please see the Statement of Additional Information for additional information about the securities and investment techniques described in this Prospectus and about additional securities and techniques that may be used by the Portfolios.

Financial Highlights

The financial highlights table is intended to help a shareholder understand the Portfolio's financial performance for the period of operations. Certain information reflects financial results for a single Portfolio share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a particular class of shares of a Portfolio (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, the Portfolio's independent auditors. Their report, along with full financial statements, appears in the Trust's Annual Report, which is available upon request.

Year or Period Ended	Net Asset Value Beginning of Period	Net Investment Income(b)	Net Realized and Unrealized Gain (Loss) on Investments(b)	Total Income (Loss) from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains
Money Market						
Administrative Class						
12/31/2001	$ 1.00	$0.04	$ 0.00	$ 0.04	$(0.04)	$ 0.00
12/31/2000	1.00	0.06	0.00	0.06	(0.06)	0.00
12/31/1999(a)	1.00	0.01	0.00	0.01	(0.01)	0.00
Institutional Class						
12/31/2001	1.00	0.04	0.00	0.04	(0.04)	0.00
12/31/2000(e)	1.00	0.04	0.00	0.04	(0.04)	0.00
Short-Term						
Administrative Class						
12/31/2001	$10.01	$0.48	$ 0.15	$ 0.63	$(0.52)	$(0.04)
12/31/2000	10.00	0.53	0.09	0.62	(0.61)	0.00
12/31/1999(a)	10.00	0.13	0.00	0.13	(0.13)	0.00
Institutional Class						
12/31/2001	10.01	0.53	0.12	0.65	(0.54)	(0.04)
12/31/2000(f)	10.00	0.45	0.01	0.46	(0.45)	0.00
Low Duration						
Administrative Class						
12/31/2001	$ 9.82	$0.52	$ 0.21	$ 0.73	$(0.54)	$(0.06)
12/31/2000	9.74	0.59	0.11	0.70	(0.62)	0.00
12/31/1999(c)	10.00	0.50	(0.25)	0.25	(0.51)	0.00
Institutional Class						
12/31/2001	9.82	0.60	0.15	0.75	(0.56)	(0.06)
12/31/2000(e)	9.70	0.46	0.12	0.58	(0.46)	0.00
Real Return						
Administrative Class						
12/31/2001	$10.34	$0.61	$ 0.38	$ 0.99	$(0.63)	$(0.14)
12/31/2000	9.80	0.64	0.69	1.33	(0.79)	0.00
12/31/1999(a)	10.00	0.20	(0.20)	0.00	(0.20)	0.00
Institutional Class						
12/31/2001	10.34	0.57	0.43	1.00	(0.64)	(0.14)
12/31/2000(e)	10.11	0.62	0.23	0.85	(0.62)	0.00
Total Return						
Administrative Class						
12/31/2001	$ 9.77	$0.45	$ 0.35	$ 0.80	$(0.49)	$(0.19)
12/31/2000	9.45	0.62	0.30	0.92	(0.60)	0.00
12/31/1999	10.09	0.58	(0.64)	(0.06)	(0.58)	0.00
12/31/1998(d)	10.00	0.56	0.28	0.84	(0.56)	(0.19)
Institutional Class						
12/31/2001	9.77	0.50	0.31	0.81	(0.50)	(0.19)
12/31/2000(e)	9.50	0.45	0.27	0.72	(0.45)	0.00

(a) Commenced operations on September 30, 1999.
(b) Per share amounts based on average number of shares outstanding during the period.
(c) Commenced operations on February 16, 1999.
(d) Commenced operations on December 31, 1997.
(e) Commenced operations on April 10, 2000.
(f) Commenced operations on April 28, 2000.

Tax Basis Return of Capital	Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000's)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
$0.00	$(0.04)	$ 1.00	3.83 %	$ 12,860	0.50% (m)	3.37%	N/A
0.00	(0.06)	1.00	6.01 %	4,334	0.50%	5.88%	N/A
0.00	(0.01)	1.00	1.30 %	3,605	0.50%*(g)	5.14%*	N/A
0.00	(0.04)	1.00	3.99 %	11	0.35%	4.59%	N/A
0.00	(0.04)	1.00	4.60 %	80	0.35%*	6.02%*	N/A
$0.00	$(0.56)	$10.08	6.45 %	$ 1,683	0.61% (n)(o)	4.74%	94%
0.00	(0.61)	10.01	6.42 %	37	0.60%	5.27%	281%
0.00	(0.13)	10.00	1.32 %	3,040	0.60%*(h)	5.17%*	N/A
0.00	(0.58)	10.08	6.59 %	4,093	0.47% (p)(q)	5.30%	94%
0.00	(0.45)	10.01	4.64 %	3,388	0.45%*	6.56%*	281%
$0.00	$(0.60)	$ 9.95	7.61 %	$ 5,175	0.69% (r)(s)	5.18%	661%
0.00	(0.62)	9.82	7.41 %	742	0.65%	6.07%	165%
0.00	(0.51)	9.74	2.56 %	5,149	0.65%*(i)	5.74%*	11%
0.00	(0.62)	9.95	7.77 %	468	0.55% (t)	5.99%	661%
0.00	(0.46)	9.82	6.13 %	5,430	0.50%*	6.49%*	165%
$0.00	$(0.77)	$10.56	9.63 %	$ 7,406	0.66% (r)(u)	5.63%	58%
0.00	(0.79)	10.34	14.11 %	448	0.65%	6.69%	18%
0.00	(0.20)	9.80	(0.03)%	3,000	0.65%*(j)	7.72%*	23%
0.00	(0.78)	10.56	9.79 %	14	0.50%	5.32%	58%
0.00	(0.62)	10.34	8.73 %	3,294	0.50%*	8.41%*	18%
$0.00	$(0.68)	$ 9.89	8.37 %	$332,823	0.65% (v)	4.55%	217%
0.00	(0.60)	9.77	10.15 %	55,533	0.65% (l)	6.46%	415%
0.00	(0.58)	9.45	(0.58)%	3,877	0.65% (k)	5.96%	102%
0.00	(0.75)	10.09	8.61 %	3,259	0.65%	5.55%	139%
0.00	(0.69)	9.89	8.53 %	35,231	0.50%	5.00%	217%
0.00	(0.45)	9.77	7.82 %	625	0.50%*	6.48%*	415%

* Annualized.

(g) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 1.27%* for the period ended December 31, 1999.
(h) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 1.42%* for the period ended December 31, 1999.
(i) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.78%* for the period ended December 31, 1999.
(j) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.92%* for the period ended December 31, 1999.
(k) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.69% for the period ended December 31, 1999.
(l) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.66% for the period ended December 31, 2000.
(m) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.51% for the period ended December 31, 2001.
(n) Ratio of net expenses to average net assets excluding interest expense is 0.60%.
(o) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.62% for the period ended December 31, 2001.
(p) Ratio of net expenses to average net assets excluding interest expense is 0.45%.
(q) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.46% for the period ended December 31, 2001.
(r) Ratio of net expenses to average net assets excluding interest expense is 0.65%.
(s) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.70% for the period ended December 31, 2001.
(t) Ratio of net expenses to average net assets excluding interest expense is 0.50%.
(u) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.67% for the period ended December 31, 2001.
(v) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.66% for the period ended December 31, 2001.

Year or Period Ended	Net Asset Value Beginning of Period	Net Investment Income(b)	Net Realized and Unrealized Gain (Loss) on Investments(b)	Total Income (Loss) from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains
Total Return II						
Administrative Class						
12/31/2001	$10.24	$0.48	$ 0.49	$ 0.97	$(0.48)	$(0.61)
12/31/2000	9.82	0.63	0.44	1.07	(0.65)	0.00
12/31/1999(g)	10.00	0.32	(0.18)	0.14	(0.32)	0.00
Institutional Class						
12/31/2001	10.24	0.50	0.49	0.99	(0.50)	(0.61)
12/31/2000(e)	10.02	0.50	0.22	0.72	(0.50)	0.00
High Yield						
Administrative Class						
12/31/2001	$ 8.33	$0.64	$(0.45)	$ 0.19	$(0.64)	$ 0.00
12/31/2000	9.18	0.77	(0.85)	(0.08)	(0.77)	0.00
12/31/1999	9.67	0.77	(0.49)	0.28	(0.77)	0.00
12/31/1998(h)	10.00	0.51	(0.34)	0.17	(0.50)	0.00
Long-Term U.S. Government						
Administrative Class						
12/31/2001	$10.56	$0.51	$ 0.09	$ 0.60	$(0.52)	$(0.37)
12/31/2000	9.22	0.56	1.34	1.90	(0.56)	0.00
12/31/1999(a)	10.00	0.36	(0.78)	(0.42)	(0.36)	0.00
Institutional Class						
12/31/2001	10.56	0.54	0.08	0.62	(0.54)	(0.37)
12/31/2000(e)	9.90	0.43	0.66	1.09	(0.43)	0.00
Foreign Bond						
Administrative Class						
12/31/2001	$ 9.40	$0.40	$ 0.30	$ 0.70	$(0.41)	$ 0.00
12/31/2000	9.42	0.51	0.25	0.76	(0.52)	(0.26)
12/31/1999(c)	10.00	0.41	(0.49)	(0.08)	(0.41)	(0.09)
Institutional Class						
12/31/2001	9.40	0.44	0.28	0.72	(0.43)	0.00
12/31/2000(e)	9.48	0.39	0.18	0.57	(0.39)	(0.26)
StocksPLUS Growth and Income						
Administrative Class						
12/31/2001	$11.05	$0.46	$(1.74)	$(1.28)	$(0.42)	$ 0.00
12/31/2000	13.56	0.76	(1.98)	(1.22)	(0.75)	(0.54)
12/31/1999	12.58	0.76	1.65	2.41	(0.61)	(0.82)
12/31/1998(d)	10.00	0.30	2.68	2.98	(0.29)	(0.11)
Institutional Class						
12/31/2001	11.05	0.45	(1.71)	(1.26)	(0.43)	0.00
12/31/2000(f)	13.21	0.49	(1.48)	(0.99)	(0.63)	(0.54)

(a) Commenced operations on April 30, 1999.
(b) Per share amounts based on average number of shares outstanding during the period.
(c) Commenced operations on February 16, 1999.
(d) Commenced operations on December 31, 1997.
(e) Commenced operations on April 10, 2000.
(f) Commenced operations on April 28, 2000.
(g) Commenced operations on May 28, 1999.
(h) Commenced operations on April 30, 1998.

Tax Basis Return of Capital	Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000's)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Portfolio Turnover Rate
$0.00	$(1.09)	$10.12	9.72 %	$ 2,403	0.65% (m)	4.56%	606%
0.00	(0.65)	10.24	11.30 %	2,203	0.65%	6.34%	937%
0.00	(0.32)	9.82	1.41 %	5,128	0.65%*(s)	5.38%*	378%
0.00	(1.11)	10.12	9.88 %	3,845	0.50% (t)	4.71%	606%
0.00	(0.50)	10.24	7.41 %	3,499	0.50%*	6.90%*	937%
$0.00	$(0.64)	$ 7.88	2.35 %	$264,718	0.75% (u)	7.88%	129%
0.00	(0.77)	8.33	(0.86)%	169,557	0.75%	8.81%	59%
0.00	(0.77)	9.18	3.01 %	151,020	0.75% (v)	8.25%	13%
0.00	(0.50)	9.67	1.80 %	49,761	0.75%*	7.90%*	13%
$0.00	$(0.89)	$10.27	5.86 %	$ 33,013	0.65% (m)	4.75%	457%
0.00	(0.56)	10.56	21.24 %	9,625	0.65%	5.70%	533%
0.00	(0.36)	9.22	(4.28)%	7,173	0.65%*(j)	5.55%*	294%
0.00	(0.91)	10.27	6.03 %	11	0.50%	5.05%	457%
0.00	(0.43)	10.56	11.32 %	10	0.50%*	5.97%*	533%
$0.00	$(0.41)	$ 9.69	7.59 %	$ 4,856	0.90% (n)	4.17%	285%
0.00	(0.78)	9.40	8.36 %	924	0.90%	5.38%	306%
0.00	(0.50)	9.42	(0.78)%	5,215	1.10%*(k)(l)	4.83%*	285%
0.00	(0.43)	9.69	7.75 %	935	0.75%	4.56%	285%
0.00	(0.65)	9.40	6.18 %	5,185	0.74%*	5.58%*	306%
$0.00	$(0.42)	$ 9.35	(11.43)%	$259,926	0.67% (o)(p)	4.60%	547%
0.00	(1.29)	11.05	(9.50)%	272,751	0.65% (i)	5.86%	350%
0.00	(1.43)	13.56	19.85 %	230,412	0.65%	5.69%	34%
0.00	(0.40)	12.58	30.11 %	58,264	0.65%	5.30%	61%
0.00	(0.43)	9.36	(11.28)%	187	0.52% (q)(r)	4.60%	547%
0.00	(1.17)	11.05	(7.91)%	63	0.50%*	5.79%*	350%

* Annualized.

(i) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.66% for the period ended December 31, 2000.

(j) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.71%* for the period ended December 31, 1999.

(k) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 1.25%* for the period ended December 31, 1999.

(l) Ratio of net expenses to average net assets excluding interest expense is 0.90%.

(m) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.66% for the period ended December 31, 2001.

(n) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.91% for the period ended December 31, 2001.

(o) Ratio of net expenses to average net assets excluding interest expense is 0.65%.

(p) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.67% for the period ended December 31, 2001.

(q) Ratio of net expenses to average net assets excluding interest expense is 0.50%.

(r) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.53% for the period ended December 31, 2001.

(s) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.78%* for the period ended December 31, 1999.

(t) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.51% for the period ended December 31, 2001.

(u) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.76% for the period ended December 31, 2001.

(v) If the investment manager had not reimbursed expenses, the ratio of operating expenses to average net assets would have been 0.76% for the period ended December 31, 1999.

Other Information

Performance Information of Similar Funds

The following table provides information concerning the historical total return performance of the Institutional Class shares of certain series of PIMCO Funds: Pacific Investment Management Series ("PIMS"). Each PIMS series has investment objectives, policies and strategies substantially similar to those of its respective PIMCO Variable Insurance Trust ("PVIT") Portfolio and is currently managed by the same portfolio manager (except the Global Bond Portfolio). *While the investment objectives and policies of each PIMS series and its respective PVIT Portfolio are similar, they are not identical and the performance of the PIMS series and the PVIT Portfolio will vary. The data is provided to illustrate the past performance of PIMCO in managing a substantially similar investment portfolio and does not represent the past performance of any of the PVIT Portfolios or the future performance of any PVIT Portfolio or its portfolio manager. Consequently, potential investors should not consider this performance data as an indication of the future performance of any PVIT Portfolio or of its portfolio manager.*

The performance data shown below reflects the operating expenses of the Institutional Class of each PIMS series. The operating expenses for the Institutional Class of the PIMS Global Bond Fund is lower than the operating expenses for the Institutional Class of the corresponding PVIT Portfolio. Furthermore, the operating expenses of the Institutional Class of each PIMS series in the table are lower than the operating expenses of each Administrative Class of the corresponding PVIT Portfolio. As such, performance would have been lower for those series and classes if the PVIT Portfolios' expenses were used. In addition, the PIMS series, unlike the Portfolios, are not sold to Separate Accounts to fund Variable Contracts. As a result, the performance results presented below do not take into account charges or deductions against a Separate Account or Variable Contract for cost of insurance charges, premium loads, administrative fees, maintenance fees, premium taxes, mortality and expense risk charges, or other charges that may be incurred under a Variable Contract for which the Portfolio serves as an underlying investment vehicle. By contrast, Variable Contract Owners with contract value allocated to the Portfolios will be subject to charges and expenses relating to the Variable Contracts and Separate Accounts.

Each PIMS series' performance data shown below is calculated in accordance with standards prescribed by the SEC for the calculation of average annual total return information. The investment results of the PIMS series presented below are unaudited and are not intended to predict or suggest results that might be experienced by the PIMS series or the Portfolios. Share prices and investment returns will fluctuate reflecting market conditions, as well as changes in company-specific fundamentals of portfolio securities. The performance data for the benchmark indices identified below does not reflect the fees or expenses of the PIMS series or the Portfolios.

Average Annual Total Return for Similar Series of PIMS Institutional Class and for Benchmark Indices for Periods Ended December 31, 2001

	1 Year	3 Years	5 Years	Since Inception	Inception Date
PIMCO Global Bond Fund[1]	**2.48%**	**-0.50%**	**1.89%**	**5.28%**	**11/23/93**
J.P. Morgan Global (Unhedged)	-0.80	-1.23	2.42		
PIMCO Emerging Markets Bond Fund[2]	**28.17**	**22.97**	**N/A**	**11.13**	**7/31/97**
J.P. Morgan Emerging Markets	-0.77	13.08	N/A		
PIMCO Strategic Balanced Fund[3]	**-2.80**	**2.14**	**9.63**	**10.64**	**6/28/96**
S & P 500 Index	-11.88	-1.03	10.70		

[1] As of November 2000, the Global Bond Fund is managed by a different portfolio manager.

[2] Prior to August 1999, the Emerging Markets Bond Fund was managed by a different portfolio manager.

[3] Prior to January 1998, the Strategic Balanced Fund was managed by a different portfolio manager.

Appendix A
Description of Securities Ratings

A Portfolio's investments may range in quality from securities rated in the lowest category in which the Portfolio is permitted to invest to securities rated in the highest category (as rated by Moody's or S&P or, if unrated, determined by PIMCO to be of comparable quality). The percentage of a Portfolio's assets invested in securities in a particular rating category will vary. Following is a description of Moody's and S&P's ratings applicable to fixed income securities.

High Quality Debt Securities are those rated in one of the two lightest rating categories (the highest category for commercial pages) or, if unrated, deemed comparable by PIMCO.

Investment Grade Debt Securities are those rated in one of the four highest rating categories, or if unrated deemed comparable by PIMCO.

Below Investment Grade High Yield Securities ("Junk Bonds") are those rated lower than Baa by Moody's or BBB by S&P and comparable securities. They are deemed predominantly speculative with respect to the issuer's ability to repay principal and interest.

Following is a description of Moody's and S&P's rating categories applicable to fixed income securities.

Moody's Investors Service, Inc.

Corporate and Municipal Bond Ratings

Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than with Aaa securities.

A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present that suggest a susceptibility to impairment sometime in the future.

Baa: Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds which are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C: Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody's applies numerical modifiers, 1, 2, and 3 in each generic rating classified from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Corporate Short-Term Debt Ratings

Moody's short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations which have an original maturity not exceeding one year. Obligations relying upon support mechanisms such as letters of credit and bonds of indemnity are excluded unless explicitly rated.

Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

PRIME-1: Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.

PRIME-2: Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

PRIME-3: Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

NOT PRIME: Issuers rated Not Prime do not fall within any of the Prime rating categories.

Standard & Poor's Ratings Services

Corporate and Municipal Bond Ratings
Investment Grade

AAA: Debt rated AAA has the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

AA: Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

A: Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB: Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions, or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.

Speculative Grade

Debt rated BB, B, CCC, CC, and C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

BB: Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category also is used for debt subordinated to senior debt that is assigned an actual or implied BBB- rating.

B: Debt rated B has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category also is used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.

CCC: Debt rated CCC has a currently identifiable vulnerability to default and is dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category also is used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

CC: The rating CC is typically applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating.

C: The rating C is typically applied to debt subordinated to senior debt that is assigned an actual or implied CCC-debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

CI: The rating CI is reserved for income bonds on which no interest is being paid.

D: Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The D rating will also be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

Plus (+) or Minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality after completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

r: The "r" is attached to highlight derivative, hybrid, and certain other obligations that S&P believes may experience high volatility or high variability in expected returns due to non-credit risks. Examples of such obligations are: securities whose principal or interest return is indexed to equities, commodities, or currencies; certain swaps and options; and interest only and principal only mortgage securities.

The absence of an "r" symbol should not be taken as an indication that an obligation will exhibit no volatility or variability in total return.

N.R.: Not rated.

Debt obligations of issuers outside the United States and its territories are rated on the same basis as domestic corporate and municipal issues. The ratings measure the creditworthiness of the obligor but do not take into account currency exchange and related uncertainties.

Commercial Paper Rating Definitions

A Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into several categories, ranging from A for the highest quality obligations to D for the lowest. These categories are as follows:

A-1: This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2: Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated A-1.

A-3: Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B: Issues rated B are regarded as having only speculative capacity for timely payment.

C: This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D: Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

A commercial paper rating is not a recommendation to purchase, sell or hold a security inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor's by the issuer or obtained from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in or unavailability of such information.

PIMCO Variable Insurance Trust

INVESTMENT ADVISER AND ADMINISTRATOR

PIMCO, 840 Newport Center Drive, Suite 300, Newport Beach, CA 92660

CUSTODIAN

State Street Bank & Trust Co., 801 Pennsylvania, Kansas City, MO 64105

TRANSFER AGENT

National Financial Data Services, 330 W. 9th Street, 4th Floor, Kansas City, MO 64105

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP, 1055 Broadway, Kansas City, MO 64105

LEGAL COUNSEL

Dechert Price & Rhoads, 1775 Eye Street N.W., Washington, D.C. 20006

The Trust's Statement of Additional Information ("SAI") and annual and semi-annual reports to shareholders include additional information about the Portfolios. The SAI and the financial statements included in the Portfolios' most recent annual report to shareholders are incorporated by reference into this Prospectus, which means they are part of this Prospectus for legal purposes. The Portfolios' annual report discusses the market conditions and investment strategies that significantly affected each Portfolio's performance during its last fiscal year.

You may get free copies of any of these materials, request other information about a Portfolio, or make shareholder inquiries by calling the Trust at **1-800-927-4648** or by writing to:

PIMCO Variable Insurance Trust
840 Newport Center Drive
Suite 300
Newport Beach, CA 92660

You may review and copy information about the Trust, including its SAI, at the Securities and Exchange Commission's public reference room in Washington, D.C. You may call the Commission at **1-202-942-8090** for information about the operation of the public reference room. You may also access reports and other information about the Trust on the Commission's Web site at **www.sec.gov**. You may get copies of this information, with payment of a duplication fee, by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102, or by e-mailing your request to publicinfo@sec.gov. Reference the Trust's Investment Company Act file number in your correspondence.

Investment Company Act file no. 811-8399



PIMCO Funds

840 Newport Center Drive
Suite 300
Newport Beach, CA 92660